UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Hedge Capital Markets Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    January 5, 2021

Physical Address of Issuer:

8 The Green, A, Dover, DE 19901

Website of Issuer:

https://www.hedge.io/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

July 31, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

8

	Most recent fiscal year-end (2021)*	Prior fiscal year-end (2020)
Total Assets	$127,809	$0
Cash & Cash Equivalents	$125,809	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$29,451	$0
Revenues/Sales	$0	$0
Cost of Goods Sold**	$0	$0
Taxes Paid	$0	$0
Net Income	($31,002)	$0

*Company was formed in 2021
**Cost of Revenues in Financial Statements

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 9, 2022

Hedge Capital Markets Inc.

 hedge

Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Hedge Capital Markets Inc. (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by July 31, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow by an escrow agent or qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$107,000	$6,420	$100,580
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.hedge.io/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/hedge.

The date of this Form C is May 9, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Hedge Capital Markets Inc. is a technology company incorporated in Delaware as a corporation on January 5, 2021, that develops software for a collaborative trading platform. The Company was originally incorporated in Delaware as "Blend Technologies Corporation" and on July 15, 2021, the Company filed a Certificate of Amendment to its Certificate of Incorporation changing its name to "Hedge Capital Markets Inc."

The Company is located at 8 The Green, A, Dover, DE 19901.

The Company's website is https://www.hedge.io/.

The Company conducts business in Delaware and sells products and services through the internet throughout the United States.

The Company also conducts business through its wholly-owned subsidiaries: Hedge Pro LLC, a Delaware limited liability company, formed on October 5, 2021, and Hedge Crypto LLC, a Delaware limited liability company, formed on March 2, 2022.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/hedge (the "**Deal Page**") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 +
Maximum Individual Purchase Amount	$107,000
Offering Deadline	July 31, 2022
Use of Proceeds	See the description of the use of proceeds on page 19 hereof.
Voting Rights	See the description of the voting rights on page 36.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

1

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2022 and into the future due to COVID-19, the Company's revenue may be adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 11,000,000 shares of common stock, of which 10,340,647 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially.

Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. Further, we have no current intention to sell any personally identifying information to third parties, including for such purposes as target advertising. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Unfavorable media coverage and other events that harm our brand and reputation could adversely affect our revenue and the size, engagement, and loyalty of our customer base.

Our brand and our reputation are two of our most important assets. Our ability to attract, build trust with, engage, and retain existing and new customers may be adversely affected by events that harm our brand and reputation, such as public complaints and unfavorable media coverage about us, our platform, and our customers, even if factually incorrect or based on isolated incidents.

Any unanticipated system disruptions, outages, technical or security-related incidents, or other performance problems relating to our platform, may receive media attention. Furthermore, any negative experiences our customers have in connection with their use of our products and services, including as a result of any such performance problems, could diminish customer confidence in us and our products and services, which could result in unfavorable media coverage or publicity.

Damage to our brand and reputation could also be caused by:

- cybersecurity attacks, privacy or data security breaches, or other security incidents, payment disruptions or other incidents that impact the reliability of our platform or third-parties providing services with respect to our platform;
- actual or alleged illegal, negligent, reckless, fraudulent or otherwise inappropriate behavior by our management team, our other employees or contractors, our customers or third-party service providers as well as complaints or negative publicity about such individuals;
- any repeat imposition of temporary trading restrictions;
- litigation involving, or regulatory actions or investigations into, our platform or our business;
- any failures to comply with legal, tax and regulatory requirements;
- any perceived or actual weakness in our financial strength or liquidity;
- any regulatory action that results in changes to, or prohibits us from offering, certain features or services;
- changes to our policies, features or services that customers or others perceive as overly restrictive, unclear, inconsistent with our values or mission, or not clearly articulated;
- a failure to operate our business in a way that is consistent with our values and mission;
- inadequate or unsatisfactory customer support experiences;
- negative responses by customers or regulators to our business model or to particular features or services;
- a failure to adapt to new or changing customer preferences;

- a prolonged weakness in popular equities or cryptocurrencies specifically or in U.S. equity and cryptocurrency markets generally, or a sustained downturn in the U.S. economy; and
- any of the foregoing with respect to our competitors, to the extent the resulting negative perception affects the public's perception of us or our industry as a whole.

These and other events could negatively impact the willingness of our existing customers, and potential new customers, to do business with us, which could adversely affect our trading volumes and number of funded accounts, as well as our ability to recruit and retain personnel, any of which could have an adverse effect on our business, financial condition, and results of operations.

Our business may be harmed by changes in business, economic, or political conditions that impact global financial markets, or by a systemic market event.

As we are a financial services company, our business, results of operations, and reputation are directly affected by elements beyond our control, such as economic and political conditions including unemployment rates, inflation and tax rates, financial market volatility (such as we experienced during the COVID-19 pandemic), significant increases in the volatility or trading volume of particular securities or cryptocurrencies, broad trends in business and finance, changes in volume of securities or cryptocurrencies trading generally, changes in the markets in which such transactions occur, and changes in how such transactions are processed. These elements can arise suddenly and the full impact of such conditions could remain uncertain indefinitely. A prolonged market weakness, such as a slowdown causing reduced trading volume in securities, derivatives, or cryptocurrency markets, could result in reduced revenues and adversely affect our business, financial condition, and results of operations. Significant downturns in such markets or in general economic and political conditions could also cause individuals to be reluctant to make their own investment decisions and thus decrease the demand for our products and services and could also result in our customers reducing their engagement with our platform. Conversely, significant upturns in such markets or conditions may cause individuals to be less proactive in seeking ways to improve the returns on their trading or investment decisions and, thus, decrease the demand for our products and services. Any of these changes could cause our future performance to be uncertain or unpredictable, and could have an adverse effect on our business results.

Our business is subject to extensive, complex and changing laws and regulations, and related regulatory proceedings and investigations. Changes in these laws and regulations, or our failure to comply with these laws and regulations, could harm our business.

The securities industry is subject to extensive regulation by federal, state and non-U.S. regulators and SROs, and broker-dealers and financial services companies are subject to laws and regulations covering all aspects of the securities industry. The substantial costs and uncertainties related to complying with these regulations continue to increase, and our introduction of new products or services, expansion of our business into new jurisdictions or subindustries, acquisitions of other businesses that operate in similar regulated spaces, or other actions that we may take might subject us to additional laws, regulations, or other government or regulatory scrutiny. Regulations are intended to ensure the integrity of financial markets, to maintain appropriate capitalization of broker-dealers and other financial services companies, and to protect customers and their assets. These regulations could limit our business activities through capital, customer protection, and market conduct requirements, as well as restrictions on the activities that we are authorized to conduct.

Federal, state and non-U.S. regulators and SROs, including the SEC and FINRA, can among other things investigate, censure or fine us, issue cease-and-desist orders or otherwise restrict our operations, require changes to our business practices, products or services, limit our acquisition activities or suspend or expel a broker-dealer or any of its officers or employees. Similarly, state attorneys general and other state regulators, including state securities and financial services regulators, can bring legal actions on behalf of the citizens of their states to assure compliance with state laws. In addition, criminal authorities such as state attorneys general or the U.S. Department of Justice may institute civil or criminal proceedings against us for violating applicable laws, rules, or regulations. We operate in a highly regulated industry and, despite our efforts to comply with applicable legal requirements, like all companies in our industry, we must adapt to frequent changes in laws and regulations, and face complexity in interpreting and applying evolving laws and regulations to our business, heightened scrutiny of the conduct of financial services firms and increasing penalties for violations of applicable laws and regulations. We might fail to establish and enforce procedures that comply with applicable legal requirements and regulations. We might be adversely affected by new laws or regulations, changes in the interpretation of existing laws or regulations, or more rigorous enforcement. We also may be adversely affected by other regulatory changes related to our obligations with regard to suitability of financial products, supervision, sales practices, application of fiduciary or best interest standards (including the interpretation of what constitutes an "investment recommendation" for the purposes of the SEC's "Regulation Best Interest" and state securities laws) and best execution in the context of our business and market structure, any of which could limit our business, increase our costs and damage our reputation.

Risks Related to Attracting, Retaining, and Engaging Customers

We operate in highly competitive markets, and many of our competitors have greater resources than we do and may have products and services that are more appealing than ours to our current or potential customers.

The markets in which we compete are evolving and highly competitive, with multiple participants competing for the same customers. Our current and potential future competition principally comes from incumbent brokerages, established financial technology companies, venture-backed financial technology firms, banks, cryptocurrency exchanges, asset management firms, financial institutions, and technology platforms. The majority of our competitors have longer operating histories and greater capital resources than we have and offer a wider range of products and services. Some of our competitors, particularly new and emerging technology companies, are not subject to the same regulatory requirements or scrutiny to which we are subject, which could allow them to innovate more quickly or take more risks, placing us at a competitive disadvantage. The impact of competitors with superior name recognition, greater market acceptance, larger customer bases, or stronger capital positions could adversely affect our results of operations and customer acquisition and retention. Our competitors might also be able to respond more quickly to new or changing opportunities and demands and withstand changing market conditions better than we can, especially larger competitors that may benefit from more diversified product and customer bases.

Our ability to compete successfully in the financial services and cryptocurrency markets depends on a number of factors, including, among other things:

- maintaining competitive pricing;
- providing easy-to-use, innovative, and attractive products and services that are adopted by customers;
- retaining customers (such as by providing effective customer support and avoiding outages, security breaches, and trading restrictions);
- recruiting and retaining highly skilled personnel and senior management;
- maintaining and improving our reputation and the market perception of our brand and overall value;
- maintaining our relationships with our counterparties; and
- adjusting to a dynamic regulatory environment.

Our competitive position within our markets could be adversely affected if we are unable to adequately address these factors.

If we fail to provide and monetize new and innovative products and services that are adopted by customers, our business may become less competitive and our revenue might decline.

Our ability to attract, engage, and retain our customers and to increase our revenue depends heavily on our ability to evolve our existing products and services and to create and monetize new products and services that are adopted by customers. Rapid and significant technological changes continue to confront the financial services industry, including developments in the methods in which securities are traded and developments in cryptocurrencies. To keep pace or to innovate we might introduce significant changes to our existing products and services or acquire or introduce new and unproven products and services, including using technologies with which we have little or no prior development or operating experience. Our efforts might be inhibited by industry-wide standards, legal restrictions, incompatible customer expectations, demands, and preferences, or third-party intellectual property rights. Our efforts to innovate might also be delayed or blocked by new or enhanced regulatory scrutiny or technical complications. Incorporating new technologies into our products and services might require substantial expenditures and take considerable time, and we might not be successful in realizing a return on these development efforts in a timely manner or at all. It might be difficult to monetize products in a manner consistent with our brand's focus on low prices. If we fail to innovate and deliver products and services with market fit and differentiation, or fail to do so quickly enough as compared to our competitors, we might fail to attract and retain customers and maintain customer engagement, causing our revenue to decline.

Risks Related to Our Platform, Systems, and Technology

Our products and services rely on software and systems that are highly technical and have been, and may in the future be, subject to interruption and instability due to software errors, design defects, and other operational and technological failures, whether internal or external.

We rely on technology, including the internet and mobile services, to conduct much of our business activity and allow our customers to conduct financial transactions on our platform. Our systems and operations, as well as those of the third parties on which we rely to conduct certain key functions, are vulnerable to disruptions from natural disasters, power and service outages, interruptions or losses, computer and telecommunications failures, software bugs, cybersecurity attacks, computer viruses, malware, distributed denial of service attacks, spam attacks, phishing or other social engineering, ransomware, security breaches, credential stuffing, technological failure, human error, terrorism, improper operation, unauthorized entry, data loss, intentional bad actions, and other similar events.

Our products and internal systems also rely on software that is highly technical and complex (including software developed or maintained internally and/or by third parties) in order to collect, store, retrieve, transmit, manage and otherwise process immense amounts of data. The software on which we rely may contain errors, bugs, vulnerabilities, design defects, or technical limitations that may compromise our ability to meet our objectives.

While we have made, and continue to make, significant investments designed to correct software errors and design defects and to enhance the reliability and scalability of our platform and operations, the risk of software and system failures and design defects is always present, we do not have fully redundant systems, and we might fail to maintain, expand, and upgrade our systems and infrastructure to meet future requirements and mitigate future risks on a timely basis. It may become increasingly difficult to maintain and improve the availability of our platform, especially as our platform and product offerings become more complex and our customer base grows. We may also encounter technical issues in connection with changes and upgrades to the underlying networks of supported cryptocurrencies. Any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents, or other changes to the underlying blockchain networks may occur from time to time, causing incompatibility, technical issues, disruptions or security weaknesses to our platform. If we are unable to identify, troubleshoot, and resolve any such issues successfully, we might no longer be able to support such cryptocurrency, our customers' assets may be frozen or lost, and our platform and technical infrastructure may be affected.

Disruptions to, destruction of, improper access to, breach of, instability of, or failure to effectively maintain our information technology systems that allow our customers to use our products and services, and any associated degradations or interruptions of service could result in damage to our reputation, loss of customers, loss of revenue, regulatory or governmental investigations, civil litigation, and liability for damages. Frequent or persistent interruptions, or perceptions of such interruptions whether true or not, in our products and services could cause customers to believe that our products and services are unreliable, leading them to switch to our competitors or to otherwise avoid our products and services.

Risks Related to Cybersecurity and Data Privacy

We are subject to stringent laws, rules, regulations, policies, industry standards and contractual obligations regarding data privacy and security and may be subject to additional related laws and regulations in jurisdictions into which we expand. Many of these laws and regulations are subject to change and reinterpretation and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or other harm to our business.

We are subject to a variety of federal, state, local, and non-U.S. laws, directives, rules, policies, industry standards and regulations, as well as contractual obligations, relating to privacy and the collection, protection, use, retention, security, disclosure, transfer and other processing of personal data and other data, including the Gramm-Leach-Bliley Act of 1999, Section 5(c) of the Federal Trade Commission Act and state laws such as the California Consumer Privacy Act. We will also face particular privacy, data security and data protection risks if we continue to expand into the U.K. and the EU and other jurisdictions in connection with the General Data Protection Regulation and other data protection regulations. The regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. New laws, amendments to or reinterpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations, and may require us to change how we use, collect, store, transfer or otherwise process certain types of personal data, to implement new processes to comply with those laws and our customers' exercise of their rights thereunder, and could greatly increase the cost of providing our offerings, require significant changes to our operations, or even prevent us from providing some offerings in jurisdictions in which we currently operate and in which we might operate in the future or incur potential liability in an effort to comply with certain legislation. There is a risk of enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies.

Any failure or perceived failure by us or our third-party service providers to comply with our posted privacy policies or with any applicable federal, state or similar foreign laws, rules, regulations, industry standards, policies, certifications or orders relating to data privacy and security, or any compromise of security that results in the theft, unauthorized access, acquisition, use, disclosure, or misappropriation of personal data or other customer data, could result in significant awards, fines, civil and/or criminal penalties or judgments, proceedings or litigation by governmental agencies or customers, including class action privacy litigation in certain jurisdictions and negative publicity and reputational harm, one or all of which could have an adverse effect on our reputation, business, financial condition and results of operations.

Risks Related to Cryptocurrency Products and Services

The prices of cryptocurrencies are extremely volatile. Fluctuations in the price of various cryptocurrencies may cause uncertainty in the market and could negatively impact trading volumes of cryptocurrencies, which would adversely affect the success of our business, financial condition and results of operations.

The price of each cryptocurrency is based in part on market adoption and future expectations, which might or might not be realized. As a result, the prices of cryptocurrencies are highly speculative. The prices of cryptocurrencies have been subject to dramatic fluctuations, which have impacted, and will continue to impact, our trading volumes and operating results and may adversely impact our growth strategy and business. Several factors could affect a cryptocurrency's price, including, but not limited to:

- Global cryptocurrency supply, including various alternative currencies which exist, and global cryptocurrency demand, which can be influenced by the growth or decline of retail merchants' and commercial businesses' acceptance of cryptocurrencies as payment for goods and services, the security of online cryptocurrency exchanges and digital wallets that hold cryptocurrencies, the perception that the use and holding of digital currencies is safe and secure, and regulatory restrictions on their use.
- Changes in the software, software requirements or hardware requirements underlying a blockchain network, such as a fork. Forks in the future are likely to occur and could result in a sustained decline in the market price of cryptocurrencies.
- Changes in the rights, obligations, incentives, or rewards for the various participants in a blockchain network.
- The maintenance and development of the software protocol of cryptocurrencies.
- Cryptocurrency exchanges' deposit and withdrawal policies and practices, liquidity on such exchanges and interruptions in service from or failures of such exchanges.
- Regulatory measures, if any, that affect the use and value of cryptocurrencies.
- Competition for and among various cryptocurrencies that exist and market preferences and expectations with respect to adoption of individual currencies.
- Actual or perceived manipulation of the markets for cryptocurrencies.
- Actual or perceived connections between cryptocurrencies (and related activities such as mining) and adverse environmental effects or illegal activities.
- Social media posts and other public communications by high-profile individuals relating to specific cryptocurrencies, or listing or other business decisions by cryptocurrency companies relating to specific cryptocurrencies.
- Expectations with respect to the rate of inflation in the economy, monetary policies of governments, trade restrictions, and currency devaluations and revaluations.

While we have observed a positive trend in the total market capitalization of cryptocurrency assets historically, driven by increased adoption of cryptocurrency trading by both retail and institutional investors as well as continued growth of various non-investing use cases, historical trends are not indicative of future adoption, and it is possible that the rate of adoption of cryptocurrencies may slow or decline, which would negatively impact our business, financial condition, and results of operations.

While we currently support twenty-one cryptocurrencies for trading, market interest in particular cryptocurrencies can also be volatile and there are many cryptocurrencies in the market that we do not support. Our business could be adversely affected, and growth in our net revenue earned from cryptocurrency transactions could slow or decline, if the markets for the cryptocurrencies we support deteriorate or if demand moves to other cryptocurrencies not supported by our platform.

Volatility in the values of cryptocurrencies caused by the factors described above or other factors may impact our regulatory net worth requirements as well as the demand for our services and therefore have an adverse effect on our business, financial condition and results of operations.

Cryptocurrency laws, regulations, and accounting standards are often difficult to interpret and are rapidly evolving in ways that are difficult to predict. Changes in these laws and regulations, or our failure to comply with them, could negatively impact cryptocurrency trading on our platform.

In the United States, cryptocurrencies are regulated by both federal and state authorities, depending on the context of their usage. Cryptocurrency market disruptions and resulting governmental interventions are unpredictable, and may make cryptocurrencies, or certain cryptocurrency business activities, illegal altogether. As regulation of cryptocurrencies continues to evolve, there is a substantial risk of inconsistent regulatory guidance among federal and state agencies and among state governments which, along with potential accounting and tax issues or other requirements relating to cryptocurrencies, could impede the growth of our cryptocurrency operations. Additionally, regulation in response to the climate impact of cryptocurrency mining could negatively impact cryptocurrency trading on our platform.

The cryptocurrency accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board ("FASB"), the SEC, and various bodies formed to promulgate and interpret accounting principles. A change in these rules and regulations or interpretations could have a significant effect on our reported financial results and financial position, and could even affect the reporting of transactions completed before the announcement or effectiveness of a change. Further, there are a limited number of precedents for the financial accounting treatment of cryptocurrency assets (including related issues of valuation and revenue recognition), and no official guidance has been provided by the FASB or the SEC. Accordingly, there remains significant uncertainty as to the appropriate accounting for cryptocurrency asset transactions, cryptocurrency assets, and related revenues. Uncertainties in or changes in regulatory or financial accounting standards could result in the need to change our accounting methods and/or restate our financial statements, and could impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, and result in a loss of investor confidence.

From time to time, we may encounter technical issues in connection with changes and upgrades to the underlying networks of supported cryptocurrencies, which could adversely affect the success of our business, financial condition and results of operations.

Any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents or other changes to the underlying blockchain networks may occur from time to time, causing incompatibility, technical issues, disruptions or security weaknesses to our platform. If we are unable to identify, troubleshoot and resolve any such issues successfully, we might no longer be able to support such cryptocurrency, our customers' assets may be frozen or lost, and our platform and technical infrastructure may be affected, all of which could cause trading volumes and transaction-based revenue to decline and expose us to potential liability for customer losses.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company has developed "Hedge," a collaborative trading platform where users can establish a hedge fund with friends by pooling money & investing together. Users can also interact in investor communities, designed to help users collaborate, ask questions, learn about the markets, and give historically disenfranchised groups a safe space to build a network & start investing. While *"Company"* is used jointly herein to refer to the business conducted by both Hedge Capital Markets Inc., and its wholly-owned subsidiaries, it should be noted that Hedge Capital Markets Inc. is the developer of the software for the mobile application called Hedge, while Hedge Pro LLC, a wholly-owned subsidiary of the parent, is the entity that plans to register with FINRA as an introducing broker-dealer and engage in the related business practices and revenue streams. Hedge Crypto LLC, another wholly owned subsidiary of Hedge Capital Markets Inc., will offer cryptocurrency trading software as a part of the Hedge application product developed by the parent.

Business Plan

The Company's business will generate revenue initially through the offering of cryptocurrency trading features, as well as an optional premium subscription to Hedge, and will begin to generate additional revenue through payment-for-order flow, securities lending, interest on un-invested capital and unpaid margin balances, and other sources that stem from the Company's investment platform and its partnership with a full-service broker-dealer. The Company plans to expand its product offerings long-term to include a variety of assets and investment strategies, as well as additional monetization routes for its social features.

The Company's Products and/or Services

Product / Service	Description	Current Market
Hedge	Make a Hedge Fund With Your Friends by Pooling Money & Investing Together in Stocks, Options, Cryptos, & NFTs	Business-to-Consumer Market; Provide Services to Retail Traders, GenZ, & Millennials

Competition

The next generation wants to invest together, yet due to limited product offerings & a non-inclusive investor culture, they lack the ability to do so and the access to the communities to do so with. The Company is entering a market with little competition that is readily identifiable in the self-directed, instantaneous group investing and integrate investor community spaces. The Company's product – Hedge – is built for the next generation of investors and takes the unique approach of enabling them to actually trade together, rather than delegating retail traders exclusively to individual accounts. The Company's product enables individual trading as well, and also includes all of the major features seen on popular retail trading apps and much more.

Group investing: No competitors

Partial Competitors: Iris (social only), Public, Finary (social only), Robinhood/Webull (individual investing only)

Customer Base

We provide our services to retail investors in a business-to-consumer model that is specialized for a younger audience of GenZ & Millennials.

Supply Chain

We have secured partnerships with both world-class clearing firms that work with several of the largest retail investment platforms in the country to provide clearing, custody, and execution services, as well as KYC/AML & CIP validation. Hedge Pro LLC, a wholly-owned subsidiary of Hedge Capital Markets Inc., is seeking registration with

FINRA & the SEC as an introducing broker-dealer. Compliance and financial accounting services are provided through partnership as well. All partners are US corporations, many of which are multi-billion dollar industry titans that work and/or have worked with the largest players in this space. There is no physical supply chain as all of the Company's business is conducted online and hosted through AWS.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
97133797	**MAKE A HEDGE FUND WITH YOUR FRIENDS**	Service Mark	November 19, 2021	n/a	United States
97376466	(hedge and logo)	The mark consists of a vine with an arrowhead at the end and the outline of 2 leaves. The word "hedge" appears to the lower right of the vine.	04/22/2022	n/a	United States
97376471	(logo)	The mark consists of a vine with an arrowhead at the end and the outline of 2 leaves.	04/22/2022	n/a	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Operations	40%	$10,000	40%	$428,000
Hiring	39%	$9,750	39%	$417,300
Marketing	15%	$3,750	15%	$160,500
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above:

Operations: We expect to use approximately 40% of the proceeds from the Offering to grow the operations of the Company.

Hiring: We intend to use approximately 39% of the proceeds from the Offering to hire new employees to scale the operations of the Company.

Marketing: We anticipate using approximately 15% of the proceeds from the Offering to market the services and business of the Company.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Kyle Al-Rawi	President, Chief Executive Officer	President & CEO of Hedge Capital Markets Inc. since January 2021 and attended USC since January 2019. . As the President and CEO, Mr. Al-Rawi is responsible for the business and operations of the Company.	USC 2021 B.A. Health and Human Sciences (Mix of Psychology, Molecular Biochemistry, & Organic Chemistry)
Yash Khandelwal	Vice President, Chief Financial Officer	Vice President and CFO of Hedge Capital Markets Inc.	USC 2021

| | | since January 2021 and attended USC since September 2018. As the CFO and Vice President, Mr. Khandelwal is responsible for the financial operations of the Company. | B.S. Business Administration (Concentration in Finance) / Minor in Data Analytics |

Biographical Information

Kyle Al-Rawi (Co-Founder & CEO)

Kyle Al-Rawi is a second time founder, a published author & researcher, and a USC alum, where he participated in a combined B.A + M.S. program before graduating in just 5 semesters with a B.A. and simultaneously dropping out of his M.S. in Finance program to pursue Hedge full-time. He is also a member of the Launch House and OnDeck ODX Accelerator programs. Kyle is the CEO of the Company, where he focuses on investor relations, fundraising, and compliance, and manages technical development. He is an expert in product design, where he utilizes his background in psychology and neurochemistry as a unique advantage in developing gratifying user experiences. Kyle also has extensive experience in legal & compliance, has worked closely with regulators from FINRA & the SEC, and deals directly with compliance teams from APEX, NASDAQ, Alpaca, and other key partners.

Yash Khandelwal (Co-Founder & CFO)

Yash Khandelwal graduated from USC with a degree in Finance and Data Analytics. Prior to co-founding the Company, he worked in investment banking where he focused on debt financing for multi-billion dollar corporations. He then pivoted into the startup world by joining a music tech startup focused on blockchain/NFTs, where he led the finance and business operations team. Additionally, he focused on analyzing the company's funding requirements, optimizing the terms and conditions by which money is raised from investors and lenders, executing transactions, and communicating with investors.

Key Persons

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
John Dillon	Chief Compliance Officer	President & CCO (Hedge Pro LLC; 2022 - present) SVP, Chief Compliance Officer of Broker Dealer & RIA (Kalos Capital & Kalos Management; 2020 – 2021) SVP, Director of Regulatory Affairs & Internal Investigations (Suntrust Investment Services; 2018 – 2019) FINRA Regulatory Committee for Southern District 7 (2016 – 2019)	Pace University 1989 Series 7, 14, 24, & 63
Michael Chung	Financial Operations Principal (Hedge Pro LLC)	Financial Operations Principal (Hedge Pro LLC; 2022 - present) Partner (DFP Partners; 2006 – present)	B.S. in Accounting - CUNY – Queens College 2016
James Doherty	Principal Operations Officer (Hedge Pro LLC)	Principal Operations Officer (Hedge Pro LLC; 2022 - present)	B.S. in Finance – Fordham University 1994

		Director of Operations (DFP Partners; 2019 – present) Operations Manager & Executive Trader (Bay Crest Partners; 2009 – 2017)	
John Yuhas	Head of Supervisions and Operations Manager (Hedge Pro LLC)	Vice President of Operations (Kalos Financial; 2015-2022)	BA in International Business – Maryville College 2001 MBA, Finance – Mercer 2005

Biographical Information

John Dillon (Chief Compliance Officer)

John has 30+ years' experience in the financial services industry. He started his career as an examiner for the New York Stock Exchange where he worked for 12 years. He later worked for Citigroup and Morgan Stanley in New York City, and then moved to Atlanta in 2010 as the Chief Compliance Officer for FSC Securities/AIG Advisor Group. He has also headed up compliance departments for several other broker-dealers and registered investment advisors of various sizes.

John has extensive knowledge and hands on experience of all aspects of the independent broker-dealer and advisory channel and particularly, supporting the advisors.

Michael Chung (Financial Operations Principal)

Michael Chung, Partner of DFP Partners, P.C., joined the firm in 2006. Mr. Chung started his career servicing financial industry clients. During his time at DFP Partners, P.C., Mr. Chung served as FINOP and Chief Financial Officer for a wide variety of Broker-Dealers that engage in private placements, M&A, institutional trading and business activity under governance of Exchange Act Rule 15a-6. Mr. Chung's expertise lies with small to medium-sized firms, including start-ups. Mr. Chung is a CPA and FINRA Registered Financial and Operations Principal (Series 27). Mr. Chung is a member of the NYS Society of CPA's Stock Brokerage Committee. He earned a Bachelor of Science in Accounting from CUNY – Queens College.

James Doherty (Principal Operations Officer)

James has 25+ years' experience in financial operations, has been in the senior leadership of one of the largest financial service providers of its time, and was member of the New York Stock Exchange (NYSE). After graduating from Fordham University with a B.S. in Finance, James started his career at Bear Stearns in the Stocks and Options Trade Operations Support department, before eventually working his way up to become a Vice President and the Head of Operations at Bear Stearns, before eventually becoming their Institutional Trading Vice President. After leaving Bear Stearns, James worked as an Operations manager and Compliance Officer for a large investment firm, before becoming the Director of Operations and Principal Operations Officer at DFP Partners (formerly SDDco). James is joining Hedge along with several others in partnership with DFP as Hedge's Principal Operations Officer. He holds Series 7, 15, 25, 27, 28, 55, 63, and 99 securities registrations.

John Yuhas (Head of Supervision & Operations Manager)

John Yuhas is the Head of Supervision & Operations Manager at Hedge, where he is be responsible for the day-to-day functions of the operations department - a role that includes working with all the custodians, reviewing reports, leading the operations team, and etc. He received his undergraduate degree from Maryville College and his MBA from Mercer University. John holds Series 4, 7, 24, 53, 66, and 99 securities registrations, and has 20+ years of experience in the industry.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 11,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 10,365,647 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,378,147
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional securities or create separate classes of capital stock that may dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	75.29%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	2022 Equity Incentive Plan
Amount Authorized / Amount Outstanding	1,000,000 / 378,147
Voting Rights	*Options*: none *Common Stock*: 1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue allocate additional shares of Common Stock which may limit, dilute or qualify the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.28%

Type	Simple Agreements for Future Equity
Face Value	$1,147,667
Post-Money Valuation Cap	$11,000,000
Discount	None
Material Terms	(a) Equity Financing. If there is an Equity Financing

before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due

	and payable to the Investor immediately prior to the consummation of the Dissolution Event.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional securities or create separate classes of capital stock that may dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities at the valuation cap of the Securities in this Offering).	10.43%

Type	Simple Agreement for Future Equity
Face Value	$125,000
Post-Money Valuation Cap	None
Discount	None
Material Terms	(a) Equity Financing. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into a number of shares of SAFE Preferred Stock equal to the Company Capitalization multiplied by the ODX Percentage. The aggregate number of shares of SAFE Preferred Stock issued to the ODX Funds pursuant to this Section 1(a) shall be allocated among the ODX Funds in proportion to the respective Purchase Amounts set forth above. In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the ODX Funds will each execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such transaction documents (i) are reasonable (in the sole discretion of the ODX Funds) and are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock; and (ii) have customary exceptions to any drag-along applicable to the ODX Funds, including (without limitation) limited representations, warranties, liability and indemnification obligations for the ODX Funds.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to each of the ODX Funds immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) each such ODX Fund's applicable Purchase Amount (the "Cash-Out Amounts") or (ii) the aggregate amount payable on the number of shares of Common Stock equal to the Liquidity Capitalization multiplied by the ODX Percentage, allocated among the ODX Funds |

	in proportion to the respective Purchase Amounts set forth above, (the "Conversion Amounts"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the ODX Funds will be given the same choice, provided that the ODX Funds may not choose to receive a form of consideration that the ODX Funds would be ineligible to receive as a result of the ODX Funds' failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the ODX Funds ,in proportion to the respective Purchase Amounts set forth above, by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the aggregate total Proceeds payable to such ODX Funds and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the ODX Funds under Section 1(d). (c) Dissolution Event. If there is a Dissolution Event before the termination of this SAFE, the ODX Funds will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the ODX Funds, in proportion to the respective Purchase Amounts set forth above, immediately prior to the consummation of the Dissolution Event.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional securities or create separate classes of capital stock that may dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities at the valuation cap of the Securities in this Offering).	7.00%

Outstanding Debt

As of the date of this Form C, the Company has no outstanding debt.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms

		of voting power)
Kyle Al-Rawi	5,571,168 shares of Common Stock	55.71%
Yash Khandelwal	4,428,832 shares of Common Stock	44.29%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Hedge Capital Markets Inc. (the "**Company**") was incorporated on January 5, 2021, under the laws of the State of Delaware, and is headquartered in Dover, Delaware. The Company was originally formed as Blend Technologies Corporation and changed its name to Hedge Capital Markets Inc. on July 15, 2021.

The Company also conducts business through its wholly-owned subsidiaries: Hedge Pro LLC, a Delaware limited liability company, formed on October 5, 2021, and Hedge Crypto LLC, a Delaware limited liability company, formed on March 2, 2022.

Cash and Cash Equivalents

As of April 30, 2022 the Company had an aggregate of $940,126.44 in cash and cash equivalents, leaving the Company with approximately 12-14 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future. Smaller capital expenditures may include laptops and other tech products necessary for the Company to run its business.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock (Employee Options)	$750.00	37,500	General Corporate	04/19/2022	Section 4(a)(2)
Stock Award (Advisor Shares)	$300.00	15,000	General Corporate	4/16/2022	Rule 701
Stock Award (Advisor Shares)	$412.94	20,647	General Corporate	4/16/2022	Rule 701
Common Stock (Employee Options)	$3,700.00	185,000	General Corporate	3/15/2022	Section 4(a)(2)
Common Stock (Employee Options)	$1,200.00	120,000	General Corporate	2/23/2022	Section 4(a)(2)
SAFE	$276,000	1	General Corporate	1/24/2022	Section 4(a)(2)
SAFE	$50,000.00	1	General Corporate	1/24/2022	Section 4(a)(2)
SAFE	$20,000.00	1	General Corporate	1/24/2022	Section 4(a)(2)
SAFE	$100,000.00	1	General Corporate	1/14/2022	Section 4(a)(2)
SAFE	$150,000.00	1	General Corporate	1/24/2022	Section 4(a)(2)
SAFE	$10,000.00	1	General Corporate	1/24/2022	Section 4(a)(2)
SAFE	$25,000.00	1	General Corporate	1/24/2022	Section 4(a)(2)
SAFE	$250,000.00	1	General Corporate	1/24/2022	Section 4(a)(2)
SAFE	$100,000.00	1	General Corporate	1/24/2022	Section 4(a)(2)
SAFE	$166,667.00	1	General Corporate	1/14/2022	Section 4(a)(2)
Common Stock	$0.45	44,289	General Corporate	1/5/2022	Section 4(a)(2)
Common Stock	$0.56	55,711	General Corporate	1/5/2022	Section 4(a)(2)
SAFE	$125,000.00	1	General Corporate	12/28/2021	Section 4(a)(2)
Common Stock	$15.57	1,556,104.65	General Corporate	8/24/2021	Section 4(a)(2)

Common Stock	$3.14	313,630.12	General Corporate	11/15/2021	Section 4(a)(2)
Common Stock	$1.87	186,369.88	General Corporate	11/15/2021	Section 4(a)(2)
Common Stock	$1,250	1,000,000	General Corporate	5/13/2021	Section 4(a)(2)
Common Stock	$1,250	1,000,000	General Corporate	5/13/2021	Section 4(a)(2)
Common Stock	$0.00	540,106.95	General Corporate	5/13/2021	Section 4(a)(2)
Common Stock	$0.00	459,893.05	General Corporate	5/13/2021	Section 4(a)(2)
Common Stock	$100.00	300,059.42	General Corporate	8/21/2021	Section 4(a)(2)
Common Stock	$100.00	255,496.14	General Corporate	8/21/2021	Section 4(a)(2)
Common Stock	$1,388.89	1,388,888.89	General Corporate	5/14/2021	Section 4(a)(2)
Common Stock	$10.94	1,093,895.35	General Corporate	8/24/2021	Section 4(a)(2)
Common Stock	$1,805.56	1,805,555.56	General Corporate	5/14/2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- On January 5, 2022, the Company entered into a Common Stock Purchase Agreement with Yash Khandelwal under which the Company sold, and Mr. Khandelwal purchased, 44,289 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $0.45.
- On January 5, 2022, the Company entered into a Common Stock Purchase Agreement with Kyle Al-Rawi under which the Company sold, and Mr. Al-Rawi purchased, 55,711 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $0.56.

- On August 24, 2021, the Company entered into a Common Stock Purchase Agreement with Kyle Al-Rawi under which the Company sold, and Mr. Al-Rawi purchased, 1,556,104.653 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $15.57.
- On August 24, 2021, the Company entered into a Common Stock Purchase Agreement with Yash Khandelwal under which the Company sold, and Mr. Khandelwal purchased, 1,093,985.347 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $10.94.
- On May 13, 2021, the Company entered into a Common Stock Purchase Agreement with Kyle Al-Rawi under which the Company sold, and Mr. Al-Rawi purchased, 1,000,000 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $1,250.
- On May 13, 2021, the Company entered into a Common Stock Purchase Agreement with Yash Khandelwal under which the Company sold, and Mr. Khandelwal purchased, 1,000,000 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $1,250.
- On November 15, 2021, the Company entered into a Common Stock Purchase Agreement with Kyle Al-Rawi under which the Company sold, and Mr. Al-Rawi purchased, 313,630.1213 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $3.14.
- On November 15, 2021, the Company entered into a Common Stock Purchase Agreement with Yash Khandelwal under which the Company sold, and Mr. Khandelwal purchased, 186,369.8787 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $1.87.
- On May 14, 2021, the Company entered into a Common Stock Purchase Agreement with Yash Khandelwal under which the Company sold, and Mr. Khandelwal purchased, 1,388,888.8866 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $1,389.89.
- On May 14, 2021, the Company entered into a Common Stock Purchase Agreement with Kyle Al-Rawi under which the Company sold, and Mr. Al-Rawi purchased, 1,805,555.5566 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $1,805.56.
- On May 13, 2021, the Company entered into a Common Stock Purchase Agreement with Yash Khandelwal under which the Company sold, and Mr. Khandelwal purchased, 459,893.05 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $0.00.
- On May 13, 2021, the Company entered into a Common Stock Purchase Agreement with Kyle Al-Rawi under which the Company sold, and Mr. Al-Rawi purchased, 540,106.95 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $0.00.
- On August 21, 2021, the Company entered into a Common Stock Purchase Agreement with Yash Khandelwal under which the Company sold, and Mr. Khandelwal purchased, 255,496.14 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $100.00.
- On August 21, 2021, the Company entered into a Common Stock Purchase Agreement with Kyle Al-Rawi under which the Company sold, and Mr. Al-Rawi purchased, 300,059.42 shares of common stock at a per share purchase price of $0.00001, for an aggregate purchase price of $100.00.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of 25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by July 31, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided*

(i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $2,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $18,000,000 divided by the aggregate number of (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (a) this instrument, (b) all other Safes, and (c) convertible promissory notes; and (2) all shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $18,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of Kyle Al-Rawi ("Founder 1"), the founder and current Chief Executive Officer of Hedge Capital Markets Inc. ("Company"). Nominee shall vote at Founder 1's discretion so long as Founder 1 is employed by the Company, or controls the voting interest of over 5% of the Company's Voting Securities. In the event that Founder 1 does not meet these requirements, Nominee shall vote at the direction of Yash Khandelwal ("Founder 2"), the co-founder and current Chief Financial Officer of the Company, so long as Founder 2 meets these requirements. If neither Founder 1, nor Founder 2 meet these requirements, Nominee shall vote at the direction of the Board of Directors of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Kyle Al-Rawi
_____
(Signature)

Kyle Al-Rawi
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kyle Al-Rawi
_____
(Signature)

Kyle Al-Rawi
_____
(Name)

Director
_____
(Title)

May 9, 2022
_____
(Date)

/s/ Yash Khandelwal
_____
(Signature)

Yash Khandelwal
_____
(Name)

Director
_____
(Title)

May 9, 2022
_____
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Hedge Capital Markets, Inc.
and Subsidiaries

(a Delaware Corporation)

Unaudited Consolidated Financial Statements

Period of January 5, 2021 (inception) through
December 31, 2021

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Hedge Capital Markets, Inc.
and Subsidiaries

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

March 11, 2022

To: Board of Directors of Hedge Capital Markets, Inc.
       Attn: Kyle Al-Rawi, CEO

Re: 2021 Consolidated Financial Statement Review

We have reviewed the accompanying consolidated financial statements of Hedge Capital Markets, Inc. and its underlying subsidiaries(the "Company"), which comprise the consolidated balance sheet as of December 31, 2021 and the related statements of income, equity, and cash flows for the period of January 5, 2021 (inception) through December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements of Hedge Capital Markets, Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Hedge Capital Markets, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEET
December 31, 2021
(Unaudited)

ASSETS

Current Assets		
Cash and cash equivalents	$	125,809
Prepaids		2,000
Total Current Assets		**127,809**
Property and Equipment		
Computers and equipment		1,583
Less: Accumulated depreciation		(211)
Net Property and Equipment		**1,372**
Total Assets	**$**	**129,181**

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-Term Liabilities		
Stockholder Loans	$	29,451
Total Long-Term Liabilities		**29,451**
Total Liabilities		**29,451**
Stockholders' equity		
Common Stock, $.00001 par value; 10,000,000 authorized;		
10,000,000 issued and outstanding		100
Additional Paid in Capital		5,632
SAFE Notes		125,000
Retained Earnings (Accumulated Deficit)		(31,002)
Total Stockholders' Equity		**99,730**
Total Liabilities and Stockholders' Equity	**$**	**129,181**

See accompanying notes to the financial statements

Hedge Capital Markets, Inc. and Subsidiaries
CONSOLIDATED INCOME STATEMENT
For the Period of January 5, 2021 (inception) to December 31, 2021
(Unaudited)

Revenues	$	-
Cost of revenues		-
Net Profit		-
Operating Expenses		
Advertising and marketing		235
General and administrative		11,634
Salaries and wages		17,201
Professional fees		2,021
Depreciation expense		211
Total Operating Expenses		**31,302**
Other Income		
Other income/(expense)		300
Total Operating Expenses		**300**
Net Income (Loss)	$	**(31,002)**

See accompanying notes to the financial statements

Hedge Capital Markets, Inc. and Subsidiaries
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Period of January 5, 2021 (inception) to December 31, 2021
(Unaudited)

	Common Stock Shares	Common Stock Value ($ par)	Additional Paid in Capital	SAFE Notes	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
Balance as of January 5, 2021	-	$ -	$ -	$ -	$ -	$ -
Issuance of Common Stocks	10,000,000	100	5,632	-	-	5,732
Issuance of SAFE Notes	-	-	-	125,000	-	125,000
Net loss	-	-	-	-	(31,002)	(31,002)
Balance as of December 31, 2021	10,000,000	$ 100	$ 5,632	$ 125,000	$ (31,002)	$ 99,730

See accompanying notes to the financial statements

Hedge Capital Markets, Inc. and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Period of January 5, 2021 (inception) to December 31, 2021
(Unaudited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	(31,002)
Adjustments to reconcile net income (loss) to		
net cash provided by (used in) operations:		
Depreciation & Amortization		211
Changes in operating assets and liabilities:		
Prepaids		(2,000)
Net cash provided by (used in) operating activities		**(32,791)**
Cash Flows from Investing Activities		
Computer and Equipment		(1,583)
Net cash used in investing activities		**(1,583)**
Cash Flows from Financing Activities		
Issuance of Common Stock		5,732
Issuance of Safe Notes		125,000
Advances from Stockholders		29,451
Net cash used in financing activities		**160,183**
Net change in cash and cash equivalents		**125,809**
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	**125,809**

See accompanying notes to the financial statements

Hedge Capital Markets, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Included in these consolidated financial statements are operations of Hedge Capital Markets, Inc. and its wholly owned subsidiaries below (which collectively may be referred to as the "Company", "we," "us," or "our"). The Company is a software developer that has built a collaborative trading platform where individuals can create their own hedge fund with friends by pooling money and investing together. The Company's headquarters are in Fullerton, California. The Company began operations in 2021.

Hedge Capital Markets, Inc. was registered in Delaware on January 5, 2021. Hedge Pro, LLC was registered in Delaware on October 5, 2021 and is a dormant entity.

During 2021, the Company owned two other dormant subsidiaries that were both dissolved subsequent to year end in 2022: Blend Money LLC, a Delaware company formed on February 3, 2021; and Hedge Financials LLC, a Delaware company formed on June 8, 2021.

Since inception, the Company has relied on contributions from owners and the issuance of SAFEs to fund its operations. As of December 31, 2021, the Company had negative income from operations and will likely incur additional losses prior to generating positive income from operations. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

Hedge Capital Markets, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. The Company had cash equivalents totaling $125,809 as of December 31, 2021. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit-worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five to seven years, depending on the type of asset purchased.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2021, as the Company had no taxable income.

Hedge Capital Markets, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

Once the Company files their tax return, it will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it was filed. The Company is taxed as a C corporation.

Revenue Recognition

The Company has adopted ASC 606, *Revenue from Contracts with Customers*. Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company is currently pre-revenue and has not generated any revenue. The Company has not received any consideration for future goods or services (deferred revenue).

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, *Leases*, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FOUNDER LOANS

In 2021, the Company received $29,451 under promissory notes agreements to fund operations from its founders. The notes are non-interest bearing and have no set maturity date or repayment terms.

NOTE 4 – EQUITY

Common Stock

The Company authorized 10,000,000 shares at $0.00001 par value and, as of December 31, 2021, has 10,000,000 shares of common stock issued and outstanding.

Additional Paid-In Capital – SAFEs

In 2021, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $125,000. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will

Hedge Capital Markets, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

automatically convert into a number of shares of SAFE Preferred Stock equal to the Company Capitalization multiplied by the ODX Percentage. The aggregate number of shares of SAFE Preferred Stock issued to the ODX Funds pursuant to this Section 1(a) shall be allocated among the ODX Funds in proportion to the respective Purchase Amounts set forth above. In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the ODX Funds will each execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such transaction documents (i) are reasonable (in the sole discretion of the ODX Funds) and are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock; and (ii) have customary exceptions to any drag-along applicable to the ODX Funds, including (without limitation) limited representations, warranties, liability and indemnification obligations for the ODX Funds. The amount of SAFEs issued but not yet converted as of December 31, 2021 was $125,000.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Pending Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2021 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Amended Share Authorization

In January 2022, the Company amended and restated the Certificate of Incorporation to, among other things, increase the number of authorized shares of common stock of the Company to a total of 11,000,000 shares.

Loan Repayment

In March 2022, the Company repaid all stockholder loans in full.

SAFE Issuances

In January 2022, the Company issued an additional $1,147,667 in SAFEs. These SAFEs were issued at an $11,000,000 post-money cap.

Options

Hedge Capital Markets, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

Subsequent to year end, the Company issued 120,000 share purchase options, which were exercised when granted.

Stock Sale

Subsequent to year end, the Company sold 28,147 shares to Company advisors.

Subsidiary Addition

In March 2022, the Company created a subsidiary, Hedge Crypto, LLC, formed in Delaware.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in SAFEs. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through March 11, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.

  **Republic**

Company Name	Hedge
Logo	
Headline	Make a hedge fund with your friends

Slides


hedge
Make a hedge fund with your friends.
$7,642.09
Individual
$4,929.10
Proposal accepted!


Ezra Galston
Co-Founder & Managing Partner of Starting Line VC
Litquidity
Content Creator & Founder of Litquidity Capital
Eric Kullberg & Blake Michael
Co-Founders & General Partners of Creatorled Ventures
Lorcan Delaney
Investor at Firstminute Capital
Orion Parrott
Co-Founder of OrangeDAO & General Partner at Orange Fund
Hedge Investor Testimonials

Tags

Venture-backed, Coming Soon, Wealth Management, Diverse Leaders, Crowd SAFE, Companies, $1M+ raised, Apps, Notable Angel backing

Pitch text

Summary

- Pool money & invest with friends in stocks, options, cryptos, & NFTs
- Indv. & Group Trading | Investor Communities | Interactive Learning Tools
- Revolutionizing a $5T industry for retail investors & GenZ
- Raised an 8x-oversubscribed seed led by Firstminute Capital & Litquidity
- Investors include top VCs & Creators with 250M+ followers

- All-star team (prev. Robinhood, Google, FINRA, Commonstock, Uber, etc.)
- Partnered with NASDAQ, Alpaca Markets, Plaid & more

Problem

Group investing is like Fidelity in the 80s

Despite a massive shift towards socially collaborative trading, there's still no way for retail traders to actually invest together & grow with their communities.

—

Institutional finance has been very intentional in subjugating retail traders to individual accounts because it makes it easier to take advantage of them. In doing so, investing platforms have also failed to support collaborative & inclusive markets, locking nearly 100M Americans out of investing and perpetuating wealth inequality within communities.

Retail brokerage platforms like Robinhood have prided themselves on "democratizing" the stock market for the everyday trader – yet the vast majority of investing remains antiquated, inaccessible, and unfit for the next generation of investors. Group investing is currently done almost entirely on paper and bears little to no resemblance to the sleek, gamified mobile experience enjoyed by individual investors.

As GenZ and younger Millennials have started to enter the market, they've placed a profound emphasis on authentic social engagement, investment activism, and community-oriented growth – a radically different approach to investing that's left industry incumbents, and even many relative newcomers, with products that are woefully out of date.

Despite this momentum, however, product offerings for self-directed retail investing are still geared almost exclusively towards individual trading, with most incentivizing order volume over the learning resources and support systems needed to help young investors grow. In addition to this, investing culture remains highly un-inclusive, which prevents those from historically disenfranchised populations from accessing communities that help many young investors get into investing in the first place.

Solution

Make a hedge fund
with your friends

Pool money in group portfolios & collaborate in investor communities to profit together with your friends.

—






Trade in <u>both</u> Individual & Group Portfolios   Form New Groups & Vote on Proposals   Stay Up-to-Date on the Latest Market News   Get Rewarded for Learning to Invest






Find New Communities & People to Interact With   Share Your Thoughts & Meet Other Hedge Users   Make Friends & Grow as Investors Together   Find Your Community & have In-Depth Discussions

Hedge is a collaborative trading platform where you can make a hedge fund with your friends by pooling money & investing together. Hedge offers both individual & group investing, as well as social features, like investor communities, and interactive learning resources.

Hedge is designed to acquire users early in their investing careers and to help them grow their assets, by providing them with learning resources and the social investing tools needed to collaborate on investment decisions so communities can grow together.

The industry's focus on community-oriented growth has given rise to a number of group investing experiments—like ConstitutionDAO and last year's "Meme-Stock" craze—that have showcased the desire of retail investors to pool capital in hopes of collective growth. These were early, sporadic, and wildly unorganized attempts at a much greater goal—multiplayer investing—which Hedge brings to fruition on a mass scale, both for the public markets and for web3 assets.

Hedge provides investing tools for young retail traders, the learning resources to help them make better decisions, and access to a network of communities to help them find investors of any background, or with any interest, to invest with. Hedge is designed to encourage users to learn and grow their investments; our decade-long expansion plan culminates in the ultimate management of these assets & with Hedge solidifying itself as a full-service investment platform comparable to Charles Schwab, Fidelity, etc.

Product

Invest. Collaborate. Learn.

Hedge is a collaborative trading platform where you can make a hedge fund with your friends by pooling money & investing together in public markets & web3 assets.

Hedge offers *both* individual and group investing for retail traders, along with social features, like investment communities, and interactive learning resources.

- **Invest –** With Hedge, you can invest by yourself, just like you're able to on platforms like Robinhood, WeBull, Public, etc. You're also able to pool capital and vote on how to invest from a group portfolio with other investors.


Invest
AAPL
TSLA
9:27
USC Golf Team
Overview Proposals Chat About
USC Golf Team
Investing
Rules
Description
All former members of the 2019 National Champion Golf Team. We've started trading at USC & formed this hedge fund to take our team's success from the course, to the stock market.
Climate Change
LGBTQ+
Crypto
People
Portfolio
Explore
Social
Learn
Messages

- **Collaborate –** Hedge offers a wide variety of mediums where you can interact with other users, including a social feed, a network of investor communities, group chats, and more.


9:27
Social
Feed Groups Communities
Priya Kumar @priyamoney | 31m
I'm predicting continued gains in AAPL tomorrow, even after today's rally. Will be adding to my position as the day continues.
$131.40
Adam Mueller @AM_Invests | 39m
AMC earnings tomorrow premarket, what do y'all think is gonna happen??
Patrick Davis @Patty1429 | 2h
February inflation numbers come out tmrw - where does everyone think it'll end up at 👀 ?
$356.00 Committed
+3
Group Proposal
Portfolio
Explore
Social
Learn
Messages

- **Learn –** Hedge provides learning resources to promote financial literacy, and help users become better investors and make smarter decisions.


Learn
9:27
Learn
For You
Progress
FAQs
What is Group Investing?
Topics
Tutorials
My Plans
Learn Profile
Jump Back In
More
Basics of Investing
Learn How to Use Hedge
More
Portfolio
Explore
Social
Learn
Messages

What is Group Investing?

Overview

Users are able to invest together in seconds – without any extra red tape or regulatory hurdles.

1. Form a group & determine the voting rules

2. Pool money & propose trades

3. Vote on proposals to decide what to invest in as a group

Hedge provides a painless user experience to invest together, and is rooted in flexibility, transparency, and security for the user. Rules are disclosed and agreed to upfront in a simple, accessible manner, and users are presented with data to contextualize and validate the other investors they'll be getting into a position with. Once they've accepted the position, the group is formed and trades can be executed within a matter of seconds.

Detailed Walkthrough

The group investing process is highly customizable and differs based on how the group wishes to invest. Users can form groups for the long-term with their friends, or for as little as a single position. Users can limit how the group invests by

timeline, sector, amount, strategy, risk tolerance, and a variety of other factors. The most basic example, which will be shown here, is forming a group for a single position:

1. **User builds an order for their proposal.**

   This is very similar to filling out an order on Robinhood, Public, and other retail brokerages. The user selects the security, the strategy (shares, call, put, etc.), and sets their price.



2. **User adds other users to invite to the proposed group.**

   The user is first shown a learn page that contextualizes the risks of their position and of investing in a group. We do this because financial literacy and safe investment



practices are our top priorities. Users are able to search from this page and add users to the invite queue; or they may browse an explore page that displays their friends, recent groups, communities, group chats, and other places they may send the proposal along with investor scores that contextualize who they'd be getting into bed with.

3. **User sets the rules for the group.**

In this proposal will be the rules that will govern how the group is to be run (regarding voting, proposal time limits, automatic profit/loss, etc.). Users can customize these rules, but we recommend they choose from a standard model we provide.


9:27
Edit
Frank's Group Proposal
LCID $47 Call
12/10/21 Exp | 1 Buy
$4.45 >
Max Cost
$445.00
Your Cost
$29.67
Standard Rules
Group Locked
No new positions may be added to this group.
Votes Req. to Sell
>50%
Minimum # of votes required to sell a position early.
Invited to Group (15)
12
Add a Message...
Swipe up to Send Proposal

4. **User sends a proposal for a new group.**


9:27
LCID - $46.83
Frank's Group Proposal
08:00:00
$267.00 Committed
LCID $47 Call
12/10/21 Exp | 1 Buy
$4.45 >
Group Max Cost
$445.00
Your Contribution
$89.00
Group Locked
No new positions may be added to this group.
Votes Req. to Sell
>50%
Minimum # of votes required to sell a position early.
2/5 Votes Remaining >
Accept
Decline
Portfolio
Explore
Social
Learn
Messages

Users who receive this proposal see the sender, their investor score, the proposed group, the rules, and the other members as well as their live votes. The users are given every possible piece of information they could need upfront in an easily digestible manner. Users can accept and swipe up to confirm to vote yes on joining the proposal. If the proposal is accepted by all users who are invited (or the threshold depending on how the group is set up), the proposal passes and the group is formed.

5. **Voting to sell.**

In this example, let's say the users have set a >50% threshold to sell and a +/- 20% P/L barrier. If the position passes 20% P/L at any time, it will trigger an automatic sell order and the position will be liquidated and the group (in this case of a one-position-only group) will be dissolved. If the position has not crossed this range, however, and over 50% of the group votes "YES" on a proposal to sell the position in the group – it will be sold.

Business Model

A multi-phase business model designed to grow Hedge with our users

Hedge's business model is designed in three main phases and with a 10-15 year expansion plan in mind. This is detailed below, but a key differentiator to understand is that Hedge has been designed from the beginning – both in regards to its product as well as its business model – to grow with its users. Hedge is not designed to incentivize high trading volume like its competitors, but rather provides the learning resources and community diversity to support an inclusive user base, and to help its users become better investors.

1. **Acquire Early Investors –** In Phase 1 of its expansion model, Hedge will initially generate revenue from its investing, social, and early blockchain features.

2. **Expand Product & Grow User AUM –** Phase 2 includes a broad expansion of Hedge's social and blockchain lines of business to improve content, introduce new mediums, and give both our creators and our users more ways to be rewarded for their contributions to their communities. We will also incentivize users to learn and collaborate to help them become better, more proactive investors. This phase will be strategically deployed to grow each user's AUM so we can monetize off of it by management in Phase 3.

3. **Manage User Capital –** Hedge intends Phase 3 to be a massive expansion of investing product lines to become a full-service investment platform – with services and strategies for any user, at any stage of their lives. This will consist of professionally-managed investments (hedge funds for everyone), a wide variety of account types (retirement, 529, etc.), and the introduction of a variety of new asset types to democratize access to investment classes & strategies historically reserved for the ultra-wealthy. This will open Hedge up to hundreds of billions of dollars in additional potential annual revenue and will expand its TAM to over 200M Americans and to $50T in market size.

This is assuredly no small task to take on and becomes largely dependent on ensuring our incentives align with those of our customers. We've been very cognizant of this while designing our business model for Hedge. While we can be a very successful company by anyone's standards even with just our initial product & revenue streams, by building an inclusive community and growing with our

users, we increase our revenue generation potential – at scale – by tens of billions of dollars.

Click here for important information regarding Financial Projections which are not guaranteed.

How will the company make money initially?

Hedge phase 1 has three main sources of revenue: investing, subscription, and social. Together, they are capable of generating a very high ARPU from Hedge's MVP alone.

1. **Investing –** When users invest, Hedge makes money off of each transaction through its partnerships with Alpaca and high-frequency traders (details below). Hedge also makes revenue by engaging in securities lending and through interest on un-invested user capital.

2. **Subscription –** Hedge charges a premium subscription fee for access to margin & level 2 data. Users will also get access to a slew of other features (to be added at a later date), including robo-advisory tools, faster customer support, and a quicker earning rate for Hedge's social governance token.

3. **Social –** The social aspects of its platform will allow Hedge to keep earning money while the markets are closed. User safety, trust, and data privacy will be a top concern, so advertising will be extremely limited and only in very well embedded forms if offered at all. Social media revenue will instead come from referrals, promotions, exclusive content, and more. Later expansions will introduce social governance tokens and will allow creators to monetize their following through a variety of revenue streams (ie. NFT sales of posts/content, premium content, promotional posts, & more) that Hedge will take a small commission on.

This gives us a clear path towards scaling to $1B+ in annual revenue within a few years of launch, just from the revenue sources we've incorporated into our initial product. Our later expansions will vastly expand this model and will allow Hedge to engage in the web3 space and to expand its market share while limiting any future risk of drop-offs in volume or of precedent-setting changes to governance in retail investing.

Expansion Plans & Other Key Differentiators

Designing a large-scale, full-service investing business also eliminates many of the common challenges that retail brokerage platforms face, bolsters retention, and dramatically reduces the risk of natural churn. By reducing the risk of natural churn we mean the following:

Right now, retail brokerage platforms that cater to self-directed retail traders have a natural churn (the age at which they typically lose a user) at around 31 or 32, when their average user transitions into managed investments, either as a result of their lives becoming busier, or as any number of factors (ie. age, responsibility, financial stability) lead to a lower tolerance for risk in their investments. While it may vary as to exactly when a user makes this shift from self-directed to managed or passive investments, it is a near inevitability in the lifecycle of an investor that causes retail brokerage platforms to bleed customers and have a constant need to acquire new users.

By forfeiting their hold on investors just as many of them first start to have enough assets to charge investing service fees for, retail brokerage platforms have cornered themselves into a vicious cycle that confines them, for the most part, to the period of an investor's life when they have the least amount of capital. This makes each user much less monetizable through traditional channels and creates a significant need for platforms to prioritize volume in order to generate revenue, without much of an incentive to help the traders that they will ultimately lose. The longer they can keep them gambling, the more revenue they can squeeze out of them.

Hedge is entirely different in that we make an investment in our users and target a monetization route that is much longer term, has significantly more upside, and aligns our incentives with our customer base. This is not to say that we can't generate significant revenue without expansion – but rather that our ideal customer is not one that will trade 50x a day no matter whether they win or lose. Our ideal customer is someone who we can grow with. Learning resources, group investing, risk assessments, and countless resources & features of Hedge exist to support users and are more likely to cut volume, than to increase it; but they'll also help investors make better decisions, improve their financial literacy, and grow their portfolios – and with that, our AUM. We look forward to continuing to be transparent on our business model as we move forward, and to our users keeping us honest and on track so we can all grow together.

Hedge's expansion plans and its route to additional monetization routes along with them will open it up to tens, if not hundreds, of billions of dollars in added potential ARR.

Click here for important information regarding Financial Projections which are not guaranteed.

Payment For Order Flow

How does payment for order flow (PFOF) work?



1. A customer places an order on Hedge, who routes it through its brokerage for execution.

2. Hedge then sends the order through its brokerage to a high-frequency trader (HFT) who will look for a better price off-exchange. If the HFT sees another order that is better than the on-exchange price, they'll purchase it and sell the asset back to the user for the difference.

3. The wholesaler is required by law to find the best execution but pays Hedge regardless of whether they're able to find one off-exchange. This allows Hedge to rebate a portion of the PFOF revenue back to their users, either way, thus improving their overall order execution.

Will payment-for-order-flow be a significant part of your monetization plans at scale?

No. At scale, this will be a fraction of our revenue. See "How do Hedge's expansion plans and unique monetization strategies differentiate the company from other platforms?" for more information.

Why include PFOF at all?

PFOF is generally beneficial for the consumer (better execution – see above) and we're not going to turn the spigot off while it exists. Overall, it's highly unlikely that PFOF is going away any time soon – the CEO of NASDAQ is on record saying that commission-free trading likely wouldn't exist without it. It makes little sense to cut off a key source of early revenue that can support our growth over time. So as long as it exists, we'll continue to collect PFOF.

That being said, we're not basing our business off of PFOF, period.

At best, by encouraging increased trading volume and exploiting your customers, you stand to make roughly $3-5B per year max. During Q1 & Q2 of 2021, periods that experienced some of the highest volume ever recorded in the retail markets, Robinhood was on pace to make ~$2.5B from transaction-related revenue.

We're not looking to max out at $3B in ARR at scale – **we're looking to see how we can build Hedge's product up to reach $10B, $50B, and maybe even $100B in ARR**. We're starting by competing with the Robinhood's & WeBull's of the space and building to take on Charles Schwab, Fidelity, and other incumbents of institutional finance – most of which haven't been properly challenged in over a century.

Click here for important information regarding Financial Projections which are not guaranteed.

Vision

Hedge is designed to support & grow alongside our users

...and is built with a 10-15+ year plan to take on the largest, and most valuable players in investing.

Our mission is to reinvent investing to be more collaborative and more inclusive so that communities can build intergenerational wealth & grow together.

We're making strategies previously reserved exclusively for the ultra-wealthy accessible to all and bringing these investing tools, along with social features and learning resources, onto a platform that is designed to support a diverse, representative userbase from the very beginning. We want to support GenZ & other retail traders at the earliest stages and to grow with our users over the full lifecycle of their investor journey.

Hedge was founded by two GenZ retail investors that come from the same target audience that Hedge is built for. We've experienced the same pain points firsthand and came to realize that nobody already on the inside was going to fight for people like us. We're rebuilding the investing ecosystem and working to make fair, accessible markets that help our communities grow together. This is found not only in our ideals but also in the way we've planned to expand and grow with our users.

Hedge's long-term plan is to: (i) acquire early investors, provide them with the learning resources and inclusive community access they need to start learning how to be better investors, (ii) to align community incentives through new ways to earn, and (iii) to grow their AUM so Hedge can ultimately manage their money. We envision a full-service investment business that expands both (i.) horizontally - to support investors as they grow & throughout every stage of their lives; as well as (ii.) vertically - to offer a wide variety of assets and investment strategies across public/private markets & blockchain spaces.

Our incentives are aligned with our users from the very beginning, with a business model that has been carefully plotted out to not only take on the Robinhood's & WeBull's of the space, but to ultimately take on Charles Schwab, Fidelity, TD Ameritrade, and other institutions that have been looked at as seemingly untouchable for far too long. We intend to level the playing field, make all investing strategies accessible to the public, to create truly inclusive markets, and to help communities grow together and build intergenerational wealth.

Click here for important information regarding Financial Projections which are not guaranteed.

Market

Hedge targets **socially collaborative traders**, the fastest-growing population of the retail investing market. These populations are about to inherit **>$68T** in the next 2 decades in the **largest wealth transfer in the history of the world**; yet only 21% say they could ever use a current investment manager. This opportunity & market size can be looked at through both a broad examination of the retail investing market, as well as through a narrower one that zooms in on the ideal target consumer of Hedge's initial product.

Broad Overview

There are approximately 209M eligible retail traders in the United States. Of those, about 112M are currently investing and over two-thirds of them (72M+) are now doing so digitally. Digital retail traders, and in particular the socially collaborative ones, are the most rapidly growing sector of the retail trading market. The taboo of discussing one's personal investments has been broken down. As a result, there has been a widespread shift away from traditional media sources and outdated investment models that isolate individual traders from their community. Hedge has 84M readily obtainable users in the market today and is targeted towards socially collaborative traders (34% of the entire retail trading market already) that will grow by >50M from GenZ in the next decade.

Narrow (GenZ)

GenZ is over 67M Americans, which is currently about 20% of the U.S population. The oldest members of this generation have only just started to graduate college, yet they command >$140B per year in spending power – a number that is projected to grow exponentially once they start to enter the job market and reach 25% of global income by 2030. GenZ is also set to inherit the largest wealth transfer in the history of the world, >$68 Trillion USD in the next two decades. This leaves a tremendous opportunity for companies to capitalize on a generation that is defined by revolution.

Under a quarter of GenZ is currently able to invest, and almost none have the capital to do so with. Despite this, GenZ is by far the most focused generation on finance & investing. They're already fundamentally changing the way the retail market works.

GenZ is now investing at a much higher rate and is doing so in the way they do everything – with their community. Over 20M new retail traders entered the markets in the last year, a figure that is >1/4th of the entire digital retail trading market – many of them from GenZ. >70% of these traders (14M) listed the primary way they make their investment decisions and get advice/news as social interactions with their communities & on social media. In the same period, we saw GenZ's social media presence dominate, with TikTok becoming the fastest platform ever to reach 1B users, and with younger generations rapidly moving into community-based platforms.

As a collaborative trading platform built by & for GenZ, Hedge is positioned to dominate a growing market where incumbents are abandoning antiquated brokerages and moving towards platforms that provide further opportunities for them to grow with their communities.

Competition

Who are the main competitors?

Hedge is a holistic solution with several new features, like group investing, that aren't offered by any of its popular competitors. These are offered in addition to many of the standard features found in retail investing – allowing Hedge users to invest as individuals and/or with friends, to access interactive learning resources, and to collaborate with other users in a dynamic social platform introducing new mediums to social investing to help communities grow together.

	Hedge	Public	Iris	Robinhood
Group Investing	✅			
Investor Communities	✅			
Fractional Options Trading	✅			
Social Feed	✅	✔️	✔️	
Commission-Free Trading	✅	✔️	✔️	✔️

Group investing:

No serious competitors.

Partial Competitors:

- Iris (social-only)

- Public (indv. investing + some social)

- Finary (social only)

- Robinhood (indv. investing only)

- Webull (indv. investing only)

What's wrong with these platforms (high-level)?

Market incumbents have fallen out of touch with the target demographic. Platforms like Robinhood & WeBull that offer investment services on an individual level are no longer nimble enough to shift their entire business model into something completely different. Social investment platforms (ie. Public, StockTwits, CommonStock, etc.) are incomplete solutions with limited product offerings that often exclude investing entirely and look more like a transplant of investing Twitter, than a place where investors can grow together.

What makes Hedge better?

Overview

Hedge is a holistic solution with several new features that are not offered by any of our popular competitors, and brings them in addition to many of the standard features found on retail investing platforms (ie. individual investing, a social feed, group chats). We are differentiating ourselves from Day 1 and offer several brand new features not found amongst any of our key competitors.

The most significant of these include:

- Group Investing

- Interactive Learning Resources

- Investor Communities

- Web3 Assets

These are just a few of the differentiating features offered, with several of them alone representing multi-billion dollar opportunities. We also don't intend to stop there and have carefully planned and designed our platform in accordance with a long-term plan to grow alongside our users, expand our product offerings, and retain our users over time as they evolve.

The Investing Vertical

The investing side of things is pretty simple. Group investing is like Fidelity in the 80s right now. The only way to do it takes about 2 weeks and requires a printer, a fax machine, and being able to fill out dozens of pages with all of your group member's social security numbers. Robinhood doesn't offer a retirement account right now - let alone for users to make a hedge fund with their friends and start investing as a group.

Meanwhile, Hedge gives users the same capabilities as a Robinhood or a WeBull for individual trading, and then add on group investing, a social platform with a social feed, group chats, and investor communities; as well as an interactive learning platform, web3 assets, dynamic market and community-sourced data, and a whole lot more. We're built by retail traders, for retail traders. Hedge helps users grow together, enables smarter investments by providing resources they can use to learn to invest, and offers a social platform that features a network of communities where anyone can expand their investor network.

The Social Side of Things

Existing social investing apps typically offer little more than private group chats and a public social feed. While it's true that these are two important features (which are included on Hedge as well), they alone are incapable of delivering on the intended functionality and ultimately lead to a non-inclusive culture.

We like to describe our social platform as Reddit-style communities, layered on top of investing Twitter - with the former being one of the key differentiators missing from so many social investing competitors.

These investor communities are essential for cultivating the kinds of organic connections and deep conversations between users that will get them comfortable investing with each other without having known each other prior to Hedge. A public social feed is great for memes, polls, and other quick, instant-gratification interactions, but it fails to allow subsets of the user base to form communities for a broad variety of interests, topics, member demographics, and other segments within the broader user base. Without communities, this would ultimately limit the level of engagement that users will have and cap the growth of their investor network. Hedge is able to eliminate this problem and to facilitate many different types of engagement across a broad range of topics by allowing users to interact in various social mediums, with investor communities providing the unique benefit of helping users choose the context, topic, and audience they wish to engage with to find other investors to collaborate and invest with.

We're also taking the clear intent from the very start of community development efforts to cultivate an inclusive community. One of the things we like to say at Hedge is - "if you don't give a sh*t on Day 1, no one will believe you when you say you do on Day 1000". Once a platform's culture is established, it becomes very hard to change. This generally happens in the first 3-6 months (barring any unusual circumstances) which makes seeding the initial community with the right people incredibly important. Being in the stage that we are, actually gives Hedge a

unique advantage here, as it allows us to be the first to do things right from the start, and to capitalize on a previously untapped market that is worth billions.

Traction

Built to take on the best.

Partnerships



Hedge is partnered with several multi-billion dollar industry titans and over a dozen high-frequency traders. Hedge's key partnerships include NASDAQ, Plaid, Alpaca Markets, DFP Partners, and many more.

Distribution Network

Hedge has built out a distribution network of over 250M+ people through the dozens of content creators that have invested in Hedge. This is a massive distribution network that is unheard of for a company of this size. The CACs of competitors like Robinhood, WeBull, Acorns, & others range between ~$75-$120 for just one user. Startups in this space often spend tens of millions of venture dollars within their first 18 months on marketing.

Hedge already naturally incentivizes users to invite their friends onto the platform, but has also established a broad reach and key partnerships with influencers who will be incentivized not just to promote Hedge — but to actually bring their communities onto the product. This is a massive user-acquisition channel that will be bolstered over time by the blockchain features that Hedge plans to roll out in the next 18 months to create in-app incentives/rewards for community engagement and content creation.

Team

Hedge has built out an incredible team with backgrounds that include FINRA, Morgan Stanley, Robinhood, Uber, Google, and more. They've done so with a

relatively low amount of capital, are highly capital-efficient given their current runway, and also have continued to recruit in the most difficult hiring environment that most employers have ever seen. They've successfully competed with Google, Apple, Facebook, Amazon, Stripe, and several other of the top employers in the country while building out a large team of proven, highly-capable operators.

Regulatory Progress

Hedge has submitted its application to become an introducing broker-dealer and anticipates FINRA's approval by the third quarter of this year. Hedge has built out partnerships with several of the top service providers in the industry (more on this below) and does not require FINRA-approval to offer its services, but rather to receive PFOF and other investment-based revenue. Hedge has also built out a compliance team with over 100 years of combined experience, and backgrounds that include regulatory bodies and top investment banks. Hedge also has a full external compliance team and accounting team through one of its partnerships. Hedge is currently in the final stages of internal testing of its mobile application and is gearing up for an imminent public launch. Hedge does not require FINRA approval or registration as an introducing broker-dealer to go live thanks to its impressive partnership network of financial service providers. Hedge will be able to monetize through several revenue streams immediately at launch, including through crypto transaction revenue, and will expand to securities transaction revenue following the receipt of FINRA approval & registration, anticipated in early Q4 of this year.

Investors

Backed by top VCs & creators with 250M+ followers

We closed an **8x-oversubscribed** seed round, where we raised **$1.2M** from Firstminute Capital, Starting Line VC, OrangeDAO (1300+ YC founders), Creatorled Ventures, Bain Capital Ventures Scout Fund, Startupfon VC, and **creators with 250M+ followers**, including popular finmeme account, **Litquidity**, who sits on the company's advisory board.

We previously raised a pre-seed round from OnDeck's ODX Accelerator and are now raising on Republic in line with our commitment to return ownership to its community and to support young investors.

Leadership

Kyle Al-Rawi

Co-Founder, CEO





Kyle Al-Rawi is the co-founder & CEO of Hedge, a published author & researcher, and a member of the Launch House & OnDeck ODX Accelerator programs. Kyle is the CEO of Hedge, where he focuses on investor relations, fundraising, product design, and recruitment. Kyle also spearheads the design of Hedge's legal architecture and works closely with industry regulators and compliance teams from key partners like Alpaca and NASDAQ.

Yash Khandelwal

Co-Founder, CFO





Yash Khandelwal graduated from USC with a degree in Finance and Data Analytics. Prior to co-founding Hedge, he worked in investment banking where he focused on debt financing for multi-billion dollar corporations. He then pivoted into the startup world by joining a music tech startup focused on blockchain/NFTs, where he led the finance and business operations team. Yash is also a member of the Launch House and OnDeck ODX Accelerator programs.

Team



Hedge was founded by individuals who are directly from the target demographic and have a unique insight into the future of retail investing. Hedge has also built out an 11-person team with some of the best operators and advisors in the industry, with backgrounds that include the companies shown above & many more.

Product & Technical Development Team

We currently have a 7-person development team with educational backgrounds from top schools like UChicago, Yale, and USC, and past experience working for companies like Robinhood, Commonstock, Uber, Capital One, Google, IBM, and Adidas, as well as other experience building trading platforms, social media apps, and working with Ethereum smart contracts. All developers are U.S.-based and are direct employees of Hedge.

Registered Principals

John Dillon (Chief Compliance Officer)

John is Hedge's Chief Compliance Officer and has an extensive compliance background with over 30 years of experience in the financial services industry. He started his career as an examiner for the New York Stock Exchange, where he worked for 12 years in the department that would later become FINRA. He later worked as an SVP, heading up compliance teams at Citigroup and Morgan Stanley in New York City, before moving to Atlanta in 2010 to become the Chief Compliance Officer for FSC Securities/AIG Advisor Group. He has also headed up compliance departments for several other broker-dealers & registered investment advisors of various sizes. John has extensive knowledge and hands-on experience with all aspects of the independent broker-dealer and advisory channels.

John Yuhas (Head of Supervision & Operations Manager)

John Yuhas is Hedge's Head of Supervision & Operations Manager, as well as our Registered Options Principal and Municipal Securities Principal. He is responsible for the day-to-day functions of the operations department, a role that includes working with all the custodians, reviewing reports, leading the operations team, and etc. He received his undergraduate degree from Maryville College and his MBA from Mercer University. John holds Series 4, 7, 24, 53, 66, and 99 securities registrations.

Michael Chung (Financial Operations Principal)

Michael Chung is Hedge's Financial Operations Principal (FinOp) in partnership with DFP Partners, where he is a Partner and has worked since joining in 2006. Mr. Chung started his career servicing financial industry clients. During his time at DFP Partners, P.C., Mr. Chung served as FINOP and Chief Financial Officer for a wide variety of Broker-Dealers that engage in private placements, M&A, institutional trading, and business activity under the governance of Exchange Act Rule 15a-6. Mr. Chung's expertise lies with small to medium-sized firms, including start-ups. Mr. Chung is a CPA and FINRA Registered Financial and Operations Principal (Series 27). Mr. Chung is a member of the NYS Society of CPA's Stock Brokerage Committee. He earned a Bachelor of Science in Accounting from CUNY – Queens College.

James Doherty (Principal Operations Officer)

James is Hedge's Principal Operations Officer (POO) and is joining Hedge in partnership with DFP, similar to Michael Chung. James has 25+ years' experience in financial operations, has been in the senior leadership of one of the largest financial service providers of its time, and was member of the New York Stock Exchange (NYSE). After graduating from Fordham University with a B.S. in Finance, James started his career at Bear Stearns in the Stocks and Options Trade Operations Support department, before eventually working his way up to become a Vice President and the Head of Operations at Bear Stearns, before eventually becoming their Institutional Trading Vice President. After leaving Bear Stearns, James worked as an Operations manager and Compliance Officer for a large investment firm, before becoming the Director of Operations and Principal Operations Officer at DFP Partners (formerly SDDco). He holds Series 7, 15, 25, 27, 28, 55, 63, and 99 securities registrations.

Advisory Board







Lukas Linemayr
Streamlined Ventures

Litquidity
Litquidity Capital

Orion Parrott
OrangeDAO

We also have an extensive advisory board made up of financial professionals with decades of experience running investment funds, esteemed university professors, compliance professionals, blockchain experts, and content creators with many millions of followers. This includes (i.) Orion Parrot & the co-founders of OrangeDAO — a decentralized autonomous organization made up of thousands of YC founders; (ii.) Litquidity — a finance content creator with millions of followers and exceptional engagement across a broad range of platforms and content mediums; (iii.) Lukas Linemayr — an investor at Streamlined Ventures and one of the brightest young minds in venture capital; as well as several other individuals with extensive experience in the industry.

Team

 James Doherty   Principal Operations Officer (POO)

 Michael Chung   Financial Operations Principal (FinOp)

 John Yuhas   Head of Supervision & Operations Manager

 John Dillon   Chief Compliance Officer

 Yash Khandelwal   Co-founder and CFO

 Kyle Al-Rawi   Co-founder and CEO

Perks

$100	Exclusive NFT Profile Badges - All Republic investors will receive a special NFT badge they will be able to display on their Hedge profiles and that will grant them special perks and early access to new features.
$500	Reserve a username for your profile on Hedge.
$1,000	12-months free for Hedge Platinum (Hedge's premium subscription)
$2,500	White-glove onboarding onto the platform with a Hedge team member.

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.


HEDGE CAPITAL MARKETS INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022


THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Hedge Capital Markets Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Pre-Money Valuation Cap**" is $18,000,000.

See Section 2 for certain additional defined terms.

1.   *Events*

      (a)   **Equity Financing**.

           (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

           (ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

    (b)   **Liquidity Event**.

    (i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

    (ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

    (iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

    Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

    (c)   **Dissolution Event**.   If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

    (d)   **Termination**.   This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $2,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs..

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)　　　Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)　　　In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)　　　All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)　　　All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)　　　Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five (25) miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)　　　The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)　　　The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

HEDGE CAPITAL MARKETS INC.

By:
Name: Kyle Al-Rawi
Title: Chief Executive Officer
Address: 8 The Green, A, Dover, DE 19901
Email: kyle@hedgeinvest.io

INVESTOR:
By:
Name:

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by HEDGE CAPITAL MARKETS INC. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of Kyle Al-Rawi ("Founder 1"), the founder and current Chief Executive Officer of Hedge Capital Markets Inc. ("Company"). Nominee shall vote at Founder 1's discretion so long as Founder 1 is employed by the Company, or controls the voting interest of over 5% of the Company's Voting Securities. In the event that Founder 1 does not meet these requirements, Nominee shall vote at the direction of Yash Khandelwal ("Founder 2"), the co-founder and current Chief Financial Officer of the Company, so long as Founder 2 meets these requirements. If neither Founder 1, nor Founder 2 meet these requirements, Nominee shall vote at the direction of the Board of Directors of the Company. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

COMPANY:

Hedge Capital Markets Inc.

By:

Name: Kyle Al-Rawi, CEO

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Youngro Lee , CEO

Date:

EXHIBIT D

Video Transcript

Hey everyone. My name is Kyle Al-Rawi and I'm a co-founder and the CEO of Hedge. I'm here to tell you a little bit more about our platform and to introduce a few of our investors to you. Hedge is a collaborative trading platform where you can make a hedge with your friends by pooling money and investing together in public markets and web three assets. We also offer social features like investor communities, and interactive learning resources so that our users can improve their financial literacy and make better investment decisions. Our mission at Hedge is to reinvent investing to be more collaborative and more inclusive so that communities can build intergenerational wealth and grow together. I've been a Republic user myself for several years and made my very first private investments right here on this platform. We're thrilled to be able to open up this opportunity to the public and are holding this raise with republic in alignment with our commitment to return ownership to our community, and to democratize access to investing strategies that historically have been reserved only for the ultra-wealthy. We're proud to be backed by amazing investors and creators with over 250 million followers, and a few of them have made some videos to introduce themselves and tell you a bit more about why they invested in Hedge. Thanks so much.

Hey there, what is up everybody? This is Ezra Galston founding partner of Starting Line. So wanted to chat real quick about why we chose to invest in Hedge. So probably like many of you, if you check this out, have been really interested in what the kind of democratization of hedge funds is going to look like over the coming years, right? Because you've got this really interesting financial structure that allows people to group money together, invest more easily, create tiers of compensation, right, the question has always been like, how do you flatten that down and make that just far more accessible and relatable. And so when we met Hedge, and they had kind of tapped into this, you know, somewhat lesser known, but really, really interesting kind of investment clubs, a carve out as part of kind of the SEC investment regs, it was just a really, really elegant and clever, interesting way to approach this market that was far more lightweight and low friction than any of the kind of typical options when you think about how do you make hedge funds more accessible to the masses. And so for us, we thought that was just a really, really interesting entry point that would allow them to get spun up faster, or go to market faster, and not have to spend as much time on paperwork, be able to basically spin up investment groups on demand, which to date hasn't really been done. Anyway, we're really excited about what this could become, bearing in mind that it's still an early stage investment opportunity with plenty of risks. But we thought the angle was really, really unique, really novel, and potentially a much better customer experience than anything that exists in the current framework. So we're really, really excited to be involved. And look forward to seeing where it goes from here. Bye.

What's good, y'all. My name is Litquidity. And I'm the founder of the Litquidity Financial Media brand. I'm a full time memer, writer, podcaster, an active angel investor, and a venture scout for Bain Capital Ventures. I love investing in promising startups across the FinTech, creator economy, and web three categories, with a particular focus on democratizing access to investment opportunities that were once only accessible to the wealthiest people in the world. Hedge fits in the intersection of all these trends, so the company really caught my attention when they slid into my DMs. I recently participated in Hedge's seed round, and I'm thrilled to be supporting the founders in executing their vision to improve retail trading for all. As someone who has built up an audience across several social platforms, Hedge's focus on community really stood out to me. As we all have seen new retail strategies and dynamics emerge since the meme stock craze throughout the pandemic. Their core values revolve around creating inclusive communities, rewarding their users, and increasing transparency for those looking to participate in both the public markets and web three. I'm really excited to be backing Hedge and look forward to be a part of their journey.

I'm Eric Kullberg and this is Blake Michael, and we're co-founders and general partners of CreatorLed Ventures. As venture capitalists, we have some pretty unique backgrounds. Eric here manages 60 of the biggest creators in the world and I'm even a creator myself with over 5 million followers. And through CreatorLed Ventures we are on a mission to bridge the gap in venture capital, utilizing the new age of influencer marketing to fuel our investments. Our LP base consists of the world's top influencers. This gives us unparalleled insight into the creator market as we help founders navigate the fastest growing customer acquisition channels in the digital space. And we're utilizing our network of 250 million plus consumers to create highly effective go to market strategies that optimize customer acquisition costs. And we're really excited to announce that we are now proud investors in Hedge. Hedge allows you to make a hedge fund with your friends. But the growth opportunity to capture the audience of new younger and more socially collaborative traders is enormous. And they also have a creator and web three focus, bridging the web two and web three investing space to help accelerate the adoption of web three. Kyle and Yash, the co-founders, have shown a strong ability to execute. Both Blake and I are super excited to be part of this mission in this journey together with hedge and we hope that you will be as well.

Hello, we are Firstminute Capital, a 300 million US dollar fund backed by more than 100 unicorn founders. We met Kyle and Yash at the beginning of 2022 and we were captured by their energy, ambition, and vision. The problem that they're trying to solve strongly resonated with us, the supply the rise of retail traders with Gen Z and millennials becoming a growing force in the public markets and a massive shift towards socially collaborative trading. It is still very complex for retail traders to actually invest together and grow with their communities. Hedge aims to solve this problem by creating a unique platform for self-directed group investing, allowing users to find and create their own communities and invest with their friends across web two and web three assets. We believe that Kyle, Yash, and their team having experienced firsthand the difficulties of retail trading and group investing, have a great understanding of what it takes to build a platform suited for the next generation of retail investors. This combined with strategic thinking, energy, and vision led us to invest and join on this journey. Thank you very much for listening.

Hi, I'm Orion Parrott, Managing Director at Orange Fund where I recently led our investments in Hedge's seed round. Orange Dao is a collective of both 100 Y-Combinator founders investing and building in crypto. Orange Fund is an investment vehicle of Orange Dao, which is a traditional LP GP fund structure where we make our investments and we founded Orange Dao to invest in groundbreaking early stage web three startups which again we do through the fund. We're thrilled to participate in Hedge's, previous raise and are huge believers in the founders and what they're building. We invested in Hedge because for one, we saw an all-star team, a great vision, and solid progress unlike anything we've seen in this space in the time since they got started. What resonated so clearly for us about Hedge's product and mission was their insights on communities at the intersection of web two and web three. Hedge is building a phenomenal product and reducing to practice what is just rhetoric for most startups, concepts like inclusive communities, rewarding users, and shared ownership that we believe foundational. We believe that Hedge's work to help investment communities grow together, build inclusive markets, and to bridge investor spaces from web to web three will get the next 100 million people investing in web three. We love that Hedge has two incredible Gen Z founders who are part of their own target demographic. This creates a native understanding from personal experience which has positioned them to curate truly remarkable and unique approaches, ultimately leading to a more accessible, collaborative and inclusive way to invest in both traditional and crypto markets. The bigger picture is that this will ultimately bring profound much needed change to how and how much regular people invest. That's why Orange Dao is proud to back Hedge and looking forward to supporting their journey for a long term.

Testing the Waters

 

Republic

Company Name	Hedge
Logo	
Headline	Make a hedge fund with your friends

Slides


hedge
Make a hedge fund
with your friends.
$7,642.09
Individual
$4,929.10
Proposal accepted!


Ezra Galston
Co-Founder & Managing Partner of Starting Line VC
Litquidity
Content Creator & Founder of Litquidity Capital
Eric Kullberg & Blake Michael
Co-Founders & General Partners of Creatorled Ventures
Lorcan Delaney
Investor at Firstminute Capital
Orion Parrott
Co-Founder of OrangeDAO & General Partner at Orange Fund
Hedge Investor
Testimonials

Tags

Venture-backed, Coming Soon, Wealth Management, Diverse Leaders, Crowd SAFE, Companies, $1M+ raised, Apps, Notable Angel backing

Pitch text

Summary

- Pool money & invest with friends in stocks, options, cryptos, & NFTs
- Indv. & Group Trading | Investor Communities | Interactive Learning Tools
- Revolutionizing a $5T industry for retail investors & GenZ
- Raised an 8x-oversubscribed seed led by Firstminute Capital & Litquidity
- Investors include top VCs & Creators with 250M+ followers

- All-star team (prev. Robinhood, Google, FINRA, Commonstock, Uber, etc.)
- Partnered with NASDAQ, Alpaca Markets, Plaid & more

Problem

Group investing is like Fidelity in the 80s

Despite a massive shift towards socially collaborative trading, there's still no way for retail traders to actually invest together & grow with their communities.

—

Institutional finance has been very intentional in subjugating retail traders to individual accounts because it makes it easier to take advantage of them. In doing so, investing platforms have also failed to support collaborative & inclusive markets, locking nearly 100M Americans out of investing and perpetuating wealth inequality within communities.

Retail brokerage platforms like Robinhood have prided themselves on "democratizing" the stock market for the everyday trader – yet the vast majority of investing remains antiquated, inaccessible, and unfit for the next generation of investors. Group investing is currently done almost entirely on paper and bears little to no resemblance to the sleek, gamified mobile experience enjoyed by individual investors.

As GenZ and younger Millennials have started to enter the market, they've placed a profound emphasis on authentic social engagement, investment activism, and community-oriented growth – a radically different approach to investing that's left industry incumbents, and even many relative newcomers, with products that are woefully out of date.

Despite this momentum, however, product offerings for self-directed retail investing are still geared almost exclusively towards individual trading, with most incentivizing order volume over the learning resources and support systems needed to help young investors grow. In addition to this, investing culture remains highly un-inclusive, which prevents those from historically disenfranchised populations from accessing communities that help many young investors get into investing in the first place.

Solution

Make a hedge fund
with your friends

Pool money in group portfolios & collaborate in investor communities to profit together with your friends.

—

   

| Trade in both Individual & Group Portfolios | Form New Groups & Vote on Proposals | Stay Up-to-Date on the Latest Market News | Get Rewarded for Learning to Invest |

   

| Find New Communities & People to Interact With | Share Your Thoughts & Meet Other Hedge Users | Make Friends & Grow as Investors Together | Find Your Community & have In-Depth Discussions |

Hedge is a collaborative trading platform where you can make a hedge fund with your friends by pooling money & investing together. Hedge offers both individual & group investing, as well as social features, like investor communities, and interactive learning resources.

Hedge is designed to acquire users early in their investing careers and to help them grow their assets, by providing them with learning resources and the social investing tools needed to collaborate on investment decisions so communities can grow together.

The industry's focus on community-oriented growth has given rise to a number of group investing experiments—like ConstitutionDAO and last year's "Meme-Stock" craze—that have showcased the desire of retail investors to pool capital in hopes of collective growth. These were early, sporadic, and wildly unorganized attempts at a much greater goal—multiplayer investing—which Hedge brings to fruition on a mass scale, both for the public markets and for web3 assets.

Hedge provides investing tools for young retail traders, the learning resources to help them make better decisions, and access to a network of communities to help them find investors of any background, or with any interest, to invest with. Hedge is designed to encourage users to learn and grow their investments; our decade-long expansion plan culminates in the ultimate management of these assets & with Hedge solidifying itself as a full-service investment platform comparable to Charles Schwab, Fidelity, etc.

Product

Invest. Collaborate. Learn.

Hedge is a collaborative trading platform where you can make a hedge fund with your friends by pooling money & investing together in public markets & web3 assets.

Hedge offers *both* individual and group investing for retail traders, along with social features, like investment communities, and interactive learning resources.

- **Invest –** With Hedge, you can invest by yourself, just like you're able to on platforms like Robinhood, WeBull, Public, etc. You're also able to pool capital and vote on how to invest from a group portfolio with other investors.


Invest
AAPL
TSLA
9:27
USC Golf Team
Overview
Proposals
Chat
About
USC Golf Team
Investing
Rules
Description
All former members of the 2019 National Champion Golf Team. We've started trading at USC & formed this hedge fund to take our team's success from the course, to the stock market.
Climate Change
LGBTQ+
Crypto
People
Portfolio
Explore
Social
Learn
Messages

- **Collaborate –** Hedge offers a wide variety of mediums where you can interact with other users, including a social feed, a network of investor communities, group chats, and more.


9:27
Social
Feed
Groups
Communities
Priya Kumar
I'm predicting continued gains in AAPL tomorrow, even after today's rally. Will be adding to my position as the day continues.
$131.40
Adam Mueller
AMC earnings tomorrow premarket, what do y'all think is gonna happen??
Patrick Davis
February inflation numbers come out tmrw - where does everyone think it'll end up at
+3
$356.00 Committed
Group Proposal
Portfolio
Explore
Social
Learn
Messages

- **Learn –** Hedge provides learning resources to promote financial literacy, and help users become better investors and make smarter decisions.


Learn
9:27
Learn
For You
Progress
FAQs
Market Basics
What is Group Investing?
Topics
Tutorials
My Plans
Learn Profile
Jump Back In
More ›
Basics of Investing
Interactive Video Animation (1/3)
Guided Walkthrough
Learn How to Use Hedge
More ›
Portfolio
Explore
Social
Learn
Messages

What is Group Investing?

Overview

Users are able to invest together in seconds – without any extra red tape or regulatory hurdles.

1. Form a group & determine the voting rules
2. Pool money & propose trades
3. Vote on proposals to decide what to invest in as a group

Hedge provides a painless user experience to invest together, and is rooted in flexibility, transparency, and security for the user. Rules are disclosed and agreed to upfront in a simple, accessible manner, and users are presented with data to contextualize and validate the other investors they'll be getting into a position with. Once they've accepted the position, the group is formed and trades can be executed within a matter of seconds.

Detailed Walkthrough

The group investing process is highly customizable and differs based on how the group wishes to invest. Users can form groups for the long-term with their friends, or for as little as a single position. Users can limit how the group invests by

timeline, sector, amount, strategy, risk tolerance, and a variety of other factors. The most basic example, which will be shown here, is forming a group for a single position:

1. **User builds an order for their proposal.**

   This is very similar to filling out an order on Robinhood, Public, and other retail brokerages. The user selects the security, the strategy (shares, call, put, etc.), and sets their price.



2. **User adds other users to invite to the proposed group.**

   The user is first shown a learn page that contextualizes the risks of their position and of investing in a group. We do this because financial literacy and safe investment



   practices are our top priorities. Users are able to search from this page and add users to the invite queue; or they may browse an explore page that displays their friends, recent groups, communities, group chats, and other places they may send the proposal along with investor scores that contextualize who they'd be getting into bed with.

3. **User sets the rules for the group.**

In this proposal will be the rules that will govern how the group is to be run (regarding voting, proposal time limits, automatic profit/loss, etc.). Users can customize these rules, but we recommend they choose from a standard model we provide.


9:27
Edit
Frank's Group Proposal
LCID $47 Call
12/10/21 Exp | 1 Buy
$4.45 >
Max Cost
$445.00
Your Cost
$29.67
Standard Rules
Group Locked
No new positions may be added to this group.
Votes Req. to Sell
>50%
Minimum # of votes required to sell a position early.
Invited to Group (15)
12
Add a Message...
Swipe up to Send Proposal

4. **User sends a proposal for a new group.**


9:27
LCID - $46.83
Frank's Group Proposal
08:00:00
$267.00 Committed
LCID $47 Call
12/10/21 Exp | 1 Buy
$4.45 >
Group Max Cost
$445.00
Your Contribution
$89.00
Group Locked
No new positions may be added to this group.
Votes Req. to Sell
>50%
Minimum # of votes required to sell a position early.
2/5 Votes Remaining >
Accept
Decline
Portfolio
Explore
Social
Learn
Messages

Users who receive this proposal see the sender, their investor score, the proposed group, the rules, and the other members as well as their live votes. The users are given every possible piece of information they could need upfront in an easily digestible manner. Users can accept and swipe up to confirm to vote yes on joining the proposal. If the proposal is accepted by all users who are invited (or the threshold depending on how the group is set up), the proposal passes and the group is formed.

5. **Voting to sell.**

In this example, let's say the users have set a >50% threshold to sell and a +/- 20% P/L barrier. If the position passes 20% P/L at any time, it will trigger an automatic sell order and the position will be liquidated and the group (in this case of a one-position-only group) will be dissolved. If the position has not crossed this range, however, and over 50% of the group votes "YES" on a proposal to sell the position in the group – it will be sold.

Business Model

A multi-phase business model designed to grow Hedge with our users

Hedge's business model is designed in three main phases and with a 10-15 year expansion plan in mind. This is detailed below, but a key differentiator to understand is that Hedge has been designed from the beginning – both in regards to its product as well as its business model – to grow with its users. Hedge is not designed to incentivize high trading volume like its competitors, but rather provides the learning resources and community diversity to support an inclusive user base, and to help its users become better investors.

1. **Acquire Early Investors –** In Phase 1 of its expansion model, Hedge will initially generate revenue from its investing, social, and early blockchain features.

2. **Expand Product & Grow User AUM –** Phase 2 includes a broad expansion of Hedge's social and blockchain lines of business to improve content, introduce new mediums, and give both our creators and our users more ways to be rewarded for their contributions to their communities. We will also incentivize users to learn and collaborate to help them become better, more proactive investors. This phase will be strategically deployed to grow each user's AUM so we can monetize off of it by management in Phase 3.

3. **Manage User Capital –** Hedge intends Phase 3 to be a massive expansion of investing product lines to become a full-service investment platform – with services and strategies for any user, at any stage of their lives. This will consist of professionally-managed investments (hedge funds for everyone), a wide variety of account types (retirement, 529, etc.), and the introduction of a variety of new asset types to democratize access to investment classes & strategies historically reserved for the ultra-wealthy. This will open Hedge up to hundreds of billions of dollars in additional potential annual revenue and will expand its TAM to over 200M Americans and to $50T in market size.

This is assuredly no small task to take on and becomes largely dependent on ensuring our incentives align with those of our customers. We've been very cognizant of this while designing our business model for Hedge. While we can be a very successful company by anyone's standards even with just our initial product & revenue streams, by building an inclusive community and growing with our

users, we increase our revenue generation potential – at scale – by tens of billions of dollars.

Click here for important information regarding Financial Projections which are not guaranteed.

How will the company make money initially?

Hedge phase 1 has three main sources of revenue: investing, subscription, and social. Together, they are capable of generating a very high ARPU from Hedge's MVP alone.

1. **Investing –** When users invest, Hedge makes money off of each transaction through its partnerships with Alpaca and high-frequency traders (details below). Hedge also makes revenue by engaging in securities lending and through interest on un-invested user capital.

2. **Subscription –** Hedge charges a premium subscription fee for access to margin & level 2 data. Users will also get access to a slew of other features (to be added at a later date), including robo-advisory tools, faster customer support, and a quicker earning rate for Hedge's social governance token.

3. **Social –** The social aspects of its platform will allow Hedge to keep earning money while the markets are closed. User safety, trust, and data privacy will be a top concern, so advertising will be extremely limited and only in very well embedded forms if offered at all. Social media revenue will instead come from referrals, promotions, exclusive content, and more. Later expansions will introduce social governance tokens and will allow creators to monetize their following through a variety of revenue streams (ie. NFT sales of posts/content, premium content, promotional posts, & more) that Hedge will take a small commission on.

This gives us a clear path towards scaling to $1B+ in annual revenue within a few years of launch, just from the revenue sources we've incorporated into our initial product. Our later expansions will vastly expand this model and will allow Hedge to engage in the web3 space and to expand its market share while limiting any future risk of drop-offs in volume or of precedent-setting changes to governance in retail investing.

Expansion Plans & Other Key Differentiators

Designing a large-scale, full-service investing business also eliminates many of the common challenges that retail brokerage platforms face, bolsters retention, and dramatically reduces the risk of natural churn. By reducing the risk of natural churn we mean the following:

Right now, retail brokerage platforms that cater to self-directed retail traders have a natural churn (the age at which they typically lose a user) at around 31 or 32, when their average user transitions into managed investments, either as a result of their lives becoming busier, or as any number of factors (ie. age, responsibility, financial stability) lead to a lower tolerance for risk in their investments. While it may vary as to exactly when a user makes this shift from self-directed to managed or passive investments, it is a near inevitability in the lifecycle of an investor that causes retail brokerage platforms to bleed customers and have a constant need to acquire new users.

By forfeiting their hold on investors just as many of them first start to have enough assets to charge investing service fees for, retail brokerage platforms have cornered themselves into a vicious cycle that confines them, for the most part, to the period of an investor's life when they have the least amount of capital. This makes each user much less monetizable through traditional channels and creates a significant need for platforms to prioritize volume in order to generate revenue, without much of an incentive to help the traders that they will ultimately lose. The longer they can keep them gambling, the more revenue they can squeeze out of them.

Hedge is entirely different in that we make an investment in our users and target a monetization route that is much longer term, has significantly more upside, and aligns our incentives with our customer base. This is not to say that we can't generate significant revenue without expansion – but rather that our ideal customer is not one that will trade 50x a day no matter whether they win or lose. Our ideal customer is someone who we can grow with. Learning resources, group investing, risk assessments, and countless resources & features of Hedge exist to support users and are more likely to cut volume, than to increase it; but they'll also help investors make better decisions, improve their financial literacy, and grow their portfolios – and with that, our AUM. We look forward to continuing to be transparent on our business model as we move forward, and to our users keeping us honest and on track so we can all grow together.

Hedge's expansion plans and its route to additional monetization routes along with them will open it up to tens, if not hundreds, of billions of dollars in added potential ARR.

Click here for important information regarding Financial Projections which are not guaranteed.

Payment For Order Flow

How does payment for order flow (PFOF) work?



1. A customer places an order on Hedge, who routes it through its brokerage for execution.

2. Hedge then sends the order through its brokerage to a high-frequency trader (HFT) who will look for a better price off-exchange. If the HFT sees another order that is better than the on-exchange price, they'll purchase it and sell the asset back to the user for the difference.

3. The wholesaler is required by law to find the best execution but pays Hedge regardless of whether they're able to find one off-exchange. This allows Hedge to rebate a portion of the PFOF revenue back to their users, either way, thus improving their overall order execution.

Will payment-for-order-flow be a significant part of your monetization plans at scale?

No. At scale, this will be a fraction of our revenue. See "How do Hedge's expansion plans and unique monetization strategies differentiate the company from other platforms?" for more information.

Why include PFOF at all?

PFOF is generally beneficial for the consumer (better execution – see above) and we're not going to turn the spigot off while it exists. Overall, it's highly unlikely that PFOF is going away any time soon – the CEO of NASDAQ is on record saying that commission-free trading likely wouldn't exist without it. It makes little sense to cut off a key source of early revenue that can support our growth over time. So as long as it exists, we'll continue to collect PFOF.

That being said, we're not basing our business off of PFOF, period.

At best, by encouraging increased trading volume and exploiting your customers, you stand to make roughly $3-5B per year max. During Q1 & Q2 of 2021, periods that experienced some of the highest volume ever recorded in the retail markets, Robinhood was on pace to make ~$2.5B from transaction-related revenue.

We're not looking to max out at $3B in ARR at scale – **we're looking to see how we can build Hedge's product up to reach $10B, $50B, and maybe even $100B in ARR**. We're starting by competing with the Robinhood's & WeBull's of the space and building to take on Charles Schwab, Fidelity, and other incumbents of institutional finance – most of which haven't been properly challenged in over a century.

Click here for important information regarding Financial Projections which are not guaranteed.

Vision

Hedge is designed to support & grow alongside our users

…and is built with a 10-15+ year plan to take on the largest, and most valuable players in investing.

Our mission is to reinvent investing to be more collaborative and more inclusive so that communities can build intergenerational wealth & grow together.

We're making strategies previously reserved exclusively for the ultra-wealthy accessible to all and bringing these investing tools, along with social features and learning resources, onto a platform that is designed to support a diverse, representative userbase from the very beginning. We want to support GenZ & other retail traders at the earliest stages and to grow with our users over the full lifecycle of their investor journey.

Hedge was founded by two GenZ retail investors that come from the same target audience that Hedge is built for. We've experienced the same pain points firsthand and came to realize that nobody already on the inside was going to fight for people like us. We're rebuilding the investing ecosystem and working to make fair, accessible markets that help our communities grow together. This is found not only in our ideals but also in the way we've planned to expand and grow with our users.

Hedge's long-term plan is to: (i) acquire early investors, provide them with the learning resources and inclusive community access they need to start learning how to be better investors, (ii) to align community incentives through new ways to earn, and (iii) to grow their AUM so Hedge can ultimately manage their money. We envision a full-service investment business that expands both (i.) horizontally - to support investors as they grow & throughout every stage of their lives; as well as (ii.) vertically - to offer a wide variety of assets and investment strategies across public/private markets & blockchain spaces.

Our incentives are aligned with our users from the very beginning, with a business model that has been carefully plotted out to not only take on the Robinhood's & WeBull's of the space, but to ultimately take on Charles Schwab, Fidelity, TD Ameritrade, and other institutions that have been looked at as seemingly untouchable for far too long. We intend to level the playing field, make all investing strategies accessible to the public, to create truly inclusive markets, and to help communities grow together and build intergenerational wealth.

Click here for important information regarding Financial Projections which are not guaranteed.

Market

Hedge targets **socially collaborative traders**, the fastest-growing population of the retail investing market. These populations are about to inherit **>$68T** in the next 2 decades in the **largest wealth transfer in the history of the world**; yet only 21% say they could ever use a current investment manager. This opportunity & market size can be looked at through both a broad examination of the retail investing market, as well as through a narrower one that zooms in on the ideal target consumer of Hedge's initial product.

Broad Overview

There are approximately 209M eligible retail traders in the United States. Of those, about 112M are currently investing and over two-thirds of them (72M+) are now doing so digitally. Digital retail traders, and in particular the socially collaborative ones, are the most rapidly growing sector of the retail trading market. The taboo of discussing one's personal investments has been broken down. As a result, there has been a widespread shift away from traditional media sources and outdated investment models that isolate individual traders from their community. Hedge has 84M readily obtainable users in the market today and is targeted towards socially collaborative traders (34% of the entire retail trading market already) that will grow by >50M from GenZ in the next decade.

Narrow (GenZ)

GenZ is over 67M Americans, which is currently about 20% of the U.S population. The oldest members of this generation have only just started to graduate college, yet they command >$140B per year in spending power – a number that is projected to grow exponentially once they start to enter the job market and reach 25% of global income by 2030. GenZ is also set to inherit the largest wealth transfer in the history of the world, >$68 Trillion USD in the next two decades. This leaves a tremendous opportunity for companies to capitalize on a generation that is defined by revolution.

Under a quarter of GenZ is currently able to invest, and almost none have the capital to do so with. Despite this, GenZ is by far the most focused generation on finance & investing. They're already fundamentally changing the way the retail market works.

GenZ is now investing at a much higher rate and is doing so in the way they do everything – with their community. Over 20M new retail traders entered the markets in the last year, a figure that is >1/4th of the entire digital retail trading market – many of them from GenZ. >70% of these traders (14M) listed the primary way they make their investment decisions and get advice/news as social interactions with their communities & on social media. In the same period, we saw GenZ's social media presence dominate, with TikTok becoming the fastest platform ever to reach 1B users, and with younger generations rapidly moving into community-based platforms.

As a collaborative trading platform built by & for GenZ, Hedge is positioned to dominate a growing market where incumbents are abandoning antiquated brokerages and moving towards platforms that provide further opportunities for them to grow with their communities.

Competition

Who are the main competitors?

Hedge is a holistic solution with several new features, like group investing, that aren't offered by any of its popular competitors. These are offered in addition to many of the standard features found in retail investing – allowing Hedge users to invest as individuals and/or with friends, to access interactive learning resources, and to collaborate with other users in a dynamic social platform introducing new mediums to social investing to help communities grow together.

	Hedge	Public	Iris	Robinhood
Group Investing	✅			
Investor Communities	✅			
Fractional Options Trading	✅			
Social Feed	✅	✔	✔	
Commission-Free Trading	✅	✔	✔	✔

Group investing:

No serious competitors.

Partial Competitors:

- Iris (social-only)

- Public (indv. investing + some social)

- Finary (social only)

- Robinhood (indv. investing only)

- Webull (indv. investing only)

What's wrong with these platforms (high-level)?

Market incumbents have fallen out of touch with the target demographic. Platforms like Robinhood & WeBull that offer investment services on an individual level are no longer nimble enough to shift their entire business model into something completely different. Social investment platforms (ie. Public, StockTwits, CommonStock, etc.) are incomplete solutions with limited product offerings that often exclude investing entirely and look more like a transplant of investing Twitter, than a place where investors can grow together.

What makes Hedge better?

Overview

Hedge is a holistic solution with several new features that are not offered by any of our popular competitors, and brings them in addition to many of the standard features found on retail investing platforms (ie. individual investing, a social feed, group chats). We are differentiating ourselves from Day 1 and offer several brand new features not found amongst any of our key competitors.

The most significant of these include:

- Group Investing

- Interactive Learning Resources

- Investor Communities

- Web3 Assets

These are just a few of the differentiating features offered, with several of them alone representing multi-billion dollar opportunities. We also don't intend to stop there and have carefully planned and designed our platform in accordance with a long-term plan to grow alongside our users, expand our product offerings, and retain our users over time as they evolve.

The Investing Vertical

The investing side of things is pretty simple. Group investing is like Fidelity in the 80s right now. The only way to do it takes about 2 weeks and requires a printer, a fax machine, and being able to fill out dozens of pages with all of your group member's social security numbers. Robinhood doesn't offer a retirement account right now - let alone for users to make a hedge fund with their friends and start investing as a group.

Meanwhile, Hedge gives users the same capabilities as a Robinhood or a WeBull for individual trading, and then add on group investing, a social platform with a social feed, group chats, and investor communities; as well as an interactive learning platform, web3 assets, dynamic market and community-sourced data, and a whole lot more. We're built by retail traders, for retail traders. Hedge helps users grow together, enables smarter investments by providing resources they can use to learn to invest, and offers a social platform that features a network of communities where anyone can expand their investor network.

The Social Side of Things

Existing social investing apps typically offer little more than private group chats and a public social feed. While it's true that these are two important features (which are included on Hedge as well), they alone are incapable of delivering on the intended functionality and ultimately lead to a non-inclusive culture.

We like to describe our social platform as Reddit-style communities, layered on top of investing Twitter - with the former being one of the key differentiators missing from so many social investing competitors.

These investor communities are essential for cultivating the kinds of organic connections and deep conversations between users that will get them comfortable investing with each other without having known each other prior to Hedge. A public social feed is great for memes, polls, and other quick, instant-gratification interactions, but it fails to allow subsets of the user base to form communities for a broad variety of interests, topics, member demographics, and other segments within the broader user base. Without communities, this would ultimately limit the level of engagement that users will have and cap the growth of their investor network. Hedge is able to eliminate this problem and to facilitate many different types of engagement across a broad range of topics by allowing users to interact in various social mediums, with investor communities providing the unique benefit of helping users choose the context, topic, and audience they wish to engage with to find other investors to collaborate and invest with.

We're also taking the clear intent from the very start of community development efforts to cultivate an inclusive community. One of the things we like to say at Hedge is - "if you don't give a sh*t on Day 1, no one will believe you when you say you do on Day 1000". Once a platform's culture is established, it becomes very hard to change. This generally happens in the first 3-6 months (barring any unusual circumstances) which makes seeding the initial community with the right people incredibly important. Being in the stage that we are, actually gives Hedge a

unique advantage here, as it allows us to be the first to do things right from the start, and to capitalize on a previously untapped market that is worth billions.

Traction

Built to take on the best.

Partnerships



Hedge is partnered with several multi-billion dollar industry titans and over a dozen high-frequency traders. Hedge's key partnerships include NASDAQ, Plaid, Alpaca Markets, DFP Partners, and many more.

Distribution Network

Hedge has built out a distribution network of over 250M+ people through the dozens of content creators that have invested in Hedge. This is a massive distribution network that is unheard of for a company of this size. The CACs of competitors like Robinhood, WeBull, Acorns, & others range between ~$75-$120 for just one user. Startups in this space often spend tens of millions of venture dollars within their first 18 months on marketing.

Hedge already naturally incentivizes users to invite their friends onto the platform, but has also established a broad reach and key partnerships with influencers who will be incentivized not just to promote Hedge — but to actually bring their communities onto the product. This is a massive user-acquisition channel that will be bolstered over time by the blockchain features that Hedge plans to roll out in the next 18 months to create in-app incentives/rewards for community engagement and content creation.

Team

Hedge has built out an incredible team with backgrounds that include FINRA, Morgan Stanley, Robinhood, Uber, Google, and more. They've done so with a

relatively low amount of capital, are highly capital-efficient given their current runway, and also have continued to recruit in the most difficult hiring environment that most employers have ever seen. They've successfully competed with Google, Apple, Facebook, Amazon, Stripe, and several other of the top employers in the country while building out a large team of proven, highly-capable operators.

Regulatory Progress

Hedge has submitted its application to become an introducing broker-dealer and anticipates FINRA's approval by the third quarter of this year. Hedge has built out partnerships with several of the top service providers in the industry (more on this below) and does not require FINRA-approval to offer its services, but rather to receive PFOF and other investment-based revenue. Hedge has also built out a compliance team with over 100 years of combined experience, and backgrounds that include regulatory bodies and top investment banks. Hedge also has a full external compliance team and accounting team through one of its partnerships. Hedge is currently in the final stages of internal testing of its mobile application and is gearing up for an imminent public launch. Hedge does not require FINRA approval or registration as an introducing broker-dealer to go live thanks to its impressive partnership network of financial service providers. Hedge will be able to monetize through several revenue streams immediately at launch, including through crypto transaction revenue, and will expand to securities transaction revenue following the receipt of FINRA approval & registration, anticipated in early Q4 of this year.

Investors

Backed by top VCs & creators with 250M+ followers

We closed an **8x-oversubscribed** seed round, where we raised **$1.2M** from Firstminute Capital, Starting Line VC, OrangeDAO (1300+ YC founders), Creatorled Ventures, Bain Capital Ventures Scout Fund, Startupfon VC, and **creators with 250M+ followers**, including popular finmeme account, **Litquidity**, who sits on the company's advisory board.

We previously raised a pre-seed round from OnDeck's ODX Accelerator and are now raising on Republic in line with our commitment to return ownership to its community and to support young investors.

Leadership

Kyle Al-Rawi

Co-Founder, CEO





Kyle Al-Rawi is the co-founder & CEO of Hedge, a published author & researcher, and a member of the Launch House & OnDeck ODX Accelerator programs. Kyle is the CEO of Hedge, where he focuses on investor relations, fundraising, product design, and recruitment. Kyle also spearheads the design of Hedge's legal architecture and works closely with industry regulators and compliance teams from key partners like Alpaca and NASDAQ.

Yash Khandelwal

Co-Founder, CFO





Yash Khandelwal graduated from USC with a degree in Finance and Data Analytics. Prior to co-founding Hedge, he worked in investment banking where he focused on debt financing for multi-billion dollar corporations. He then pivoted into the startup world by joining a music tech startup focused on blockchain/NFTs, where he led the finance and business operations team. Yash is also a member of the Launch House and OnDeck ODX Accelerator programs.

Team



Hedge was founded by individuals who are directly from the target demographic and have a unique insight into the future of retail investing. Hedge has also built out an 11-person team with some of the best operators and advisors in the industry, with backgrounds that include the companies shown above & many more.

Product & Technical Development Team

We currently have a 7-person development team with educational backgrounds from top schools like UChicago, Yale, and USC, and past experience working for companies like Robinhood, Commonstock, Uber, Capital One, Google, IBM, and Adidas, as well as other experience building trading platforms, social media apps, and working with Ethereum smart contracts. All developers are U.S.-based and are direct employees of Hedge.

Registered Principals

John Dillon (Chief Compliance Officer)

John is Hedge's Chief Compliance Officer and has an extensive compliance background with over 30 years of experience in the financial services industry. He started his career as an examiner for the New York Stock Exchange, where he worked for 12 years in the department that would later become FINRA. He later worked as an SVP, heading up compliance teams at Citigroup and Morgan Stanley in New York City, before moving to Atlanta in 2010 to become the Chief Compliance Officer for FSC Securities/AIG Advisor Group. He has also headed up compliance departments for several other broker-dealers & registered investment advisors of various sizes. John has extensive knowledge and hands-on experience with all aspects of the independent broker-dealer and advisory channels.

John Yuhas (Head of Supervision & Operations Manager)

John Yuhas is Hedge's Head of Supervision & Operations Manager, as well as our Registered Options Principal and Municipal Securities Principal. He is responsible for the day-to-day functions of the operations department, a role that includes working with all the custodians, reviewing reports, leading the operations team, and etc. He received his undergraduate degree from Maryville College and his MBA from Mercer University. John holds Series 4, 7, 24, 53, 66, and 99 securities registrations.

Michael Chung (Financial Operations Principal)

Michael Chung is Hedge's Financial Operations Principal (FinOp) in partnership with DFP Partners, where he is a Partner and has worked since joining in 2006. Mr. Chung started his career servicing financial industry clients. During his time at DFP Partners, P.C., Mr. Chung served as FINOP and Chief Financial Officer for a wide variety of Broker-Dealers that engage in private placements, M&A, institutional trading, and business activity under the governance of Exchange Act Rule 15a-6. Mr. Chung's expertise lies with small to medium-sized firms, including start-ups. Mr. Chung is a CPA and FINRA Registered Financial and Operations Principal (Series 27). Mr. Chung is a member of the NYS Society of CPA's Stock Brokerage Committee. He earned a Bachelor of Science in Accounting from CUNY – Queens College.

James Doherty (Principal Operations Officer)

James is Hedge's Principal Operations Officer (POO) and is joining Hedge in partnership with DFP, similar to Michael Chung. James has 25+ years' experience in financial operations, has been in the senior leadership of one of the largest financial service providers of its time, and was member of the New York Stock Exchange (NYSE). After graduating from Fordham University with a B.S. in Finance, James started his career at Bear Stearns in the Stocks and Options Trade Operations Support department, before eventually working his way up to become a Vice President and the Head of Operations at Bear Stearns, before eventually becoming their Institutional Trading Vice President. After leaving Bear Stearns, James worked as an Operations manager and Compliance Officer for a large investment firm, before becoming the Director of Operations and Principal Operations Officer at DFP Partners (formerly SDDco). He holds Series 7, 15, 25, 27, 28, 55, 63, and 99 securities registrations.

Advisory Board







Lukas Linemayr
Streamlined Ventures

Litquidity
Litquidity Capital

Orion Parrott
OrangeDAO

We also have an extensive advisory board made up of financial professionals with decades of experience running investment funds, esteemed university professors, compliance professionals, blockchain experts, and content creators with many millions of followers. This includes (i.) Orion Parrot & the co-founders of OrangeDAO — a decentralized autonomous organization made up of thousands of YC founders; (ii.) Litquidity — a finance content creator with millions of followers and exceptional engagement across a broad range of platforms and content mediums; (iii.) Lukas Linemayr — an investor at Streamlined Ventures and one of the brightest young minds in venture capital; as well as several other individuals with extensive experience in the industry.

Team

	James Doherty	Principal Operations Officer (POO)
	Michael Chung	Financial Operations Principal (FinOp)
	John Yuhas	Head of Supervision & Operations Manager
	John Dillon	Chief Compliance Officer
	Yash Khandelwal	Co-founder and CFO
	Kyle Al-Rawi	Co-founder and CEO

Perks

$100	Exclusive NFT Profile Badges - All Republic investors will receive a special NFT badge they will be able to display on their Hedge profiles and that will grant them special perks and early access to new features.
$500	Reserve a username for your profile on Hedge.
$1,000	12-months free for Hedge Platinum (Hedge's premium subscription)
$2,500	White-glove onboarding onto the platform with a Hedge team member.

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

  **Republic**

Company Name	Hedge
Logo	
Headline	Make a hedge fund with your friends

Slides


hedge
Make a hedge fund with your friends.
$7,642.09
Individual
$4,929.10
Proposal accepted!


Ezra Galston
Co-Founder & Managing Partner of Starting Line VC
Litquidity
Content Creator & Founder of Litquidity Capital
Eric Kullberg & Blake Michael
Co-Founders & General Partners of Creatorled Ventures
Lorcan Delaney
Investor at Firstminute Capital
Orion Parrott
Co-Founder of OrangeDAO & General Partner at Orange Fund
Hedge Investor Testimonials

Tags

Venture-backed, Coming Soon, Wealth Management, Diverse Leaders, Crowd SAFE, Companies, $1M+ raised, Apps, Notable Angel backing

Pitch text

Summary

- Pool money & invest with friends in stocks, options, cryptos, & NFTs
- Indv. & Group Trading | Investor Communities | Interactive Learning Tools
- Revolutionizing a $5T industry for retail investors & GenZ
- Raised an 8x-oversubscribed seed led by Firstminute Capital & Litquidity
- Investors include top VCs & Creators with 250M+ followers

- All-star team (prev. Robinhood, Google, FINRA, Commonstock, Uber, etc.)
- Partnered with NASDAQ, Alpaca Markets, Plaid & more

Problem

Group investing is like Fidelity in the 80s

Despite a massive shift towards socially collaborative trading, there's still no way for retail traders to actually invest together & grow with their communities.

—

Institutional finance has been very intentional in subjugating retail traders to individual accounts because it makes it easier to take advantage of them. In doing so, investing platforms have also failed to support collaborative & inclusive markets, locking nearly 100M Americans out of investing and perpetuating wealth inequality within communities.

Retail brokerage platforms like Robinhood have prided themselves on "democratizing" the stock market for the everyday trader – yet the vast majority of investing remains antiquated, inaccessible, and unfit for the next generation of investors. Group investing is currently done almost entirely on paper and bears little to no resemblance to the sleek, gamified mobile experience enjoyed by individual investors.

As GenZ and younger Millennials have started to enter the market, they've placed a profound emphasis on authentic social engagement, investment activism, and community-oriented growth – a radically different approach to investing that's left industry incumbents, and even many relative newcomers, with products that are woefully out of date.

Despite this momentum, however, product offerings for self-directed retail investing are still geared almost exclusively towards individual trading, with most incentivizing order volume over the learning resources and support systems needed to help young investors grow. In addition to this, investing culture remains highly un-inclusive, which prevents those from historically disenfranchised populations from accessing communities that help many young investors get into investing in the first place.

Solution

Make a hedge fund with your friends

Pool money in group portfolios & collaborate in investor communities to profit together with your friends.

—

   

Trade in <u>both</u> Individual & Group Portfolios	Form New Groups & Vote on Proposals	Stay Up-to-Date on the Latest Market News	Get Rewarded for Learning to Invest

   

Find New Communities & People to Interact With	Share Your Thoughts & Meet Other Hedge Users	Make Friends & Grow as Investors Together	Find Your Community & have In-Depth Discussions

Hedge is a collaborative trading platform where you can make a hedge fund with your friends by pooling money & investing together. Hedge offers both individual & group investing, as well as social features, like investor communities, and interactive learning resources.

Hedge is designed to acquire users early in their investing careers and to help them grow their assets, by providing them with learning resources and the social investing tools needed to collaborate on investment decisions so communities can grow together.

The industry's focus on community-oriented growth has given rise to a number of group investing experiments—like ConstitutionDAO and last year's "Meme-Stock" craze—that have showcased the desire of retail investors to pool capital in hopes of collective growth. These were early, sporadic, and wildly unorganized attempts at a much greater goal—multiplayer investing—which Hedge brings to fruition on a mass scale, both for the public markets and for web3 assets.

Hedge provides investing tools for young retail traders, the learning resources to help them make better decisions, and access to a network of communities to help them find investors of any background, or with any interest, to invest with. Hedge is designed to encourage users to learn and grow their investments; our decade-long expansion plan culminates in the ultimate management of these assets & with Hedge solidifying itself as a full-service investment platform comparable to Charles Schwab, Fidelity, etc.

Product

Invest. Collaborate. Learn.

Hedge is a collaborative trading platform where you can make a hedge fund with your friends by pooling money & investing together in public markets & web3 assets.

Hedge offers *both* individual and group investing for retail traders, along with social features, like investment communities, and interactive learning resources.

- **Invest –** With Hedge, you can invest by yourself, just like you're able to on platforms like Robinhood, WeBull, Public, etc. You're also able to pool capital and vote on how to invest from a group portfolio with other investors.


Invest
9:27
USC Golf Team
Overview
Proposals
Chat
About
USC Golf Team
Investing
Rules
Description
All former members of the 2019 National Champion Golf Team. We've started trading at USC & formed this hedge fund to take our team's success from the course, to the stock market.
Climate Change
LGBTQ+
Crypto
People
Portfolio
Explore
Social
Learn
Messages
AAPL
TSLA

- **Collaborate –** Hedge offers a wide variety of mediums where you can interact with other users, including a social feed, a network of investor communities, group chats, and more.


9:27
Social
Feed
Groups
Communities
Priya Kumar @priyamoney | 31m
I'm predicting continued gains in AAPL tomorrow, even after today's rally. Will be adding to my position as the day continues.
AAPL, Apple Inc.
$131.40
230
51
Adam Mueller @AM_Invests | 39m
AMC earnings tomorrow premarket, what do y'all think is gonna happen??
17
9
Oof I don't even know!
Patrick Davis @Patty1429 | 2h
February inflation numbers come out tmrw - where does everyone think it'll end up at 👀 ?
$356.00 Committed
+3
Group Proposal
Portfolio
Explore
Social
Learn
Messages

- **Learn –** Hedge provides learning resources to promote financial literacy, and help users become better investors and make smarter decisions.


9:27
Learn
For You
Progress
FAQs
What is Group Investing?
Topics
Tutorials
My Plans
Learn Profile
Jump Back In
More ›
Basics of Investing
Learn How to Use Hedge
Portfolio
Explore
Social
Learn
Messages

What is Group Investing?

Overview

Users are able to invest together in seconds – without any extra red tape or regulatory hurdles.

1. Form a group & determine the voting rules

2. Pool money & propose trades

3. Vote on proposals to decide what to invest in as a group

Hedge provides a painless user experience to invest together, and is rooted in flexibility, transparency, and security for the user. Rules are disclosed and agreed to upfront in a simple, accessible manner, and users are presented with data to contextualize and validate the other investors they'll be getting into a position with. Once they've accepted the position, the group is formed and trades can be executed within a matter of seconds.

Detailed Walkthrough

The group investing process is highly customizable and differs based on how the group wishes to invest. Users can form groups for the long-term with their friends, or for as little as a single position. Users can limit how the group invests by

timeline, sector, amount, strategy, risk tolerance, and a variety of other factors. The most basic example, which will be shown here, is forming a group for a single position:

1. **User builds an order for their proposal.**

   This is very similar to filling out an order on Robinhood, Public, and other retail brokerages. The user selects the security, the strategy (shares, call, put, etc.), and sets their price.



2. **User adds other users to invite to the proposed group.**



   The user is first shown a learn page that contextualizes the risks of their position and of investing in a group. We do this because financial literacy and safe investment practices are our top priorities. Users are able to search from this page and add users to the invite queue; or they may browse an explore page that displays their friends, recent groups, communities, group chats, and other places they may send the proposal along with investor scores that contextualize who they'd be getting into bed with.

3. **User sets the rules for the group.**

In this proposal will be the rules that will govern how the group is to be run (regarding voting, proposal time limits, automatic profit/loss, etc.). Users can customize these rules, but we recommend they choose from a standard model we provide.



9:27
Edit
Frank's Group Proposal
LCID $47 Call
12/10/21 Exp | 1 Buy
$4.45
Max Cost
$445.00
Your Cost
$29.67
Standard Rules
Group Locked
No new positions may be added to this group.
Votes Req. to Sell
>50%
Minimum # of votes required to sell a position early.
Invited to Group (15)
Add a Message...
Swipe up to Send Proposal

4. **User sends a proposal for a new group.**



9:27
LCID - $46.83
Frank's Group Proposal
08:00:00
$267.00 Committed
LCID $47 Call
12/10/21 Exp | 1 Buy
$4.45
Group Max Cost
$445.00
Your Contribution
$89.00
Group Locked
No new positions may be added to this group.
Votes Req. to Sell
>50%
Minimum # of votes required to sell a position early.
2/5 Votes Remaining
Accept
Decline
Portfolio
Explore
Social
Learn
Messages

Users who receive this proposal see the sender, their investor score, the proposed group, the rules, and the other members as well as their live votes. The users are given every possible piece of information they could need upfront in an easily digestible manner. Users can accept and swipe up to confirm to vote yes on joining the proposal. If the proposal is accepted by all users who are invited (or the threshold depending on how the group is set up), the proposal passes and the group is formed.

5. **Voting to sell.**

In this example, let's say the users have set a >50% threshold to sell and a +/- 20% P/L barrier. If the position passes 20% P/L at any time, it will trigger an automatic sell order and the position will be liquidated and the group (in this case of a one-position-only group) will be dissolved. If the position has not crossed this range, however, and over 50% of the group votes "YES" on a proposal to sell the position in the group – it will be sold.

Business Model

A multi-phase business model designed to grow Hedge with our users

Hedge's business model is designed in three main phases and with a 10-15 year expansion plan in mind. This is detailed below, but a key differentiator to understand is that Hedge has been designed from the beginning – both in regards to its product as well as its business model – to grow with its users. Hedge is not designed to incentivize high trading volume like its competitors, but rather provides the learning resources and community diversity to support an inclusive user base, and to help its users become better investors.

1. **Acquire Early Investors –** In Phase 1 of its expansion model, Hedge will initially generate revenue from its investing, social, and early blockchain features.

2. **Expand Product & Grow User AUM –** Phase 2 includes a broad expansion of Hedge's social and blockchain lines of business to improve content, introduce new mediums, and give both our creators and our users more ways to be rewarded for their contributions to their communities. We will also incentivize users to learn and collaborate to help them become better, more proactive investors. This phase will be strategically deployed to grow each user's AUM so we can monetize off of it by management in Phase 3.

3. **Manage User Capital –** In Phase 3, Hedge intends to be a massive expansion of investing product lines to become a full-service investment platform – with services and strategies for any user, at any stage of their lives. This will consist of professionally-managed investments (hedge funds for everyone), a wide variety of account types (retirement, 529, etc.), and the introduction of a variety of new asset types to democratize access to investment classes & strategies historically reserved for the ultra-wealthy. This will open Hedge up to hundreds of billions of dollars in additional potential annual revenue and will expand its TAM to over 200M Americans and to $50T in market size.

This is assuredly no small task to take on and becomes largely dependent on ensuring our incentives align with those of our customers. We've been very cognizant of this while designing our business model for Hedge. While we can be a very successful company by anyone's standards even with just our initial product

& revenue streams, by building an inclusive community and growing with our users, we increase our revenue generation potential – at scale – by tens of billions of dollars.

Click here for important information regarding Financial Projections which are not guaranteed.

How will the company make money initially?

Hedge phase 1 has three main sources of revenue: investing, subscription, and social. Together, they are capable of generating a very high ARPU from Hedge's MVP alone.

1. **Investing –** When users invest, Hedge makes money off of each transaction through its partnerships with Alpaca and high-frequency traders (details below). Hedge also makes revenue by engaging in securities lending and through interest on un-invested user capital.

2. **Subscription –** Hedge charges a premium subscription fee for access to margin & level 2 data. Users will also get access to a slew of other features (to be added at a later date), including robo-advisory tools, faster customer support, and a quicker earning rate for Hedge's social governance token.

3. **Social –** The social aspects of its platform will allow Hedge to keep earning money while the markets are closed. User safety, trust, and data privacy will be a top concern, so advertising will be extremely limited and only in very well embedded forms if offered at all. Social media revenue will instead come from referrals, promotions, exclusive content, and more. Later expansions will introduce social governance tokens and will allow creators to monetize their following through a variety of revenue streams (ie. NFT sales of posts/content, premium content, promotional posts, & more) that Hedge will take a small commission on.

This gives us a clear path towards scaling to $1B+ in annual revenue within a few years of launch, just from the revenue sources we've incorporated into our initial product. Our later expansions will vastly expand this model and will allow Hedge to engage in the web3 space and to expand its market share while limiting any future risk of drop-offs in volume or of precedent-setting changes to governance in retail investing.

Expansion Plans & Other Key Differentiators

Designing a large-scale, full-service investing business also eliminates many of the common challenges that retail brokerage platforms face, bolsters retention, and dramatically reduces the risk of natural churn. By reducing the risk of natural churn we mean the following:

Right now, retail brokerage platforms that cater to self-directed retail traders have a natural churn (the age at which they typically lose a user) at around 31 or 32, when their average user transitions into managed investments, either as a result of their lives becoming busier, or as any number of factors (ie. age, responsibility, financial stability) lead to a lower tolerance for risk in their investments. While it may vary as to exactly when a user makes this shift from self-directed to managed or passive investments, it is a near inevitability in the lifecycle of an investor that causes retail brokerage platforms to bleed customers and have a constant need to acquire new users.

By forfeiting their hold on investors just as many of them first start to have enough assets to charge investing service fees for, retail brokerage platforms have cornered themselves into a vicious cycle that confines them, for the most part, to the period of an investor's life when they have the least amount of capital. This makes each user much less monetizable through traditional channels and creates a significant need for platforms to prioritize volume in order to generate revenue, without much of an incentive to help the traders that they will ultimately lose. The longer they can keep them gambling, the more revenue they can squeeze out of them.

Hedge is entirely different in that we make an investment in our users and target a monetization route that is much longer term, has significantly more upside, and aligns our incentives with our customer base. This is not to say that we can't generate significant revenue without expansion – but rather that our ideal customer is not one that will trade 50x a day no matter whether they win or lose. Our ideal customer is someone who we can grow with. Learning resources, group investing, risk assessments, and countless resources & features of Hedge exist to support users and are more likely to cut volume, than to increase it; but they'll also help investors make better decisions, improve their financial literacy, and grow their portfolios – and with that, our AUM. We look forward to continuing to be transparent on our business model as we move forward, and to our users keeping us honest and on track so we can all grow together.

Hedge's expansion plans and its route to additional monetization routes along with them will open it up to tens, if not hundreds, of billions of dollars in added potential ARR.

Click here for important information regarding Financial Projections which are not guaranteed.

Payment For Order Flow

How does payment for order flow (PFOF) work?



1. A customer places an order on Hedge, who routes it through its brokerage for execution.

2. Hedge then sends the order through its brokerage to a high-frequency trader (HFT) who will look for a better price off-exchange. If the HFT sees another order that is better than the on-exchange price, they'll purchase it and sell the asset back to the user for the difference.

3. The wholesaler is required by law to find the best execution but pays Hedge regardless of whether they're able to find one off-exchange. This allows Hedge to rebate a portion of the PFOF revenue back to their users, either way, thus improving their overall order execution.

Will payment-for-order-flow be a significant part of your monetization plans at scale?

No. At scale, this will be a fraction of our revenue. See "How do Hedge's expansion plans and unique monetization strategies differentiate the company from other platforms?" for more information.

Why include PFOF at all?

PFOF is generally beneficial for the consumer (better execution – see above) and we're not going to turn the spigot off while it exists. Overall, it's highly unlikely that PFOF is going away any time soon – the CEO of NASDAQ is on record saying that commission-free trading likely wouldn't exist without it. It makes little sense to cut off a key source of early revenue that can support our growth over time. So as long as it exists, we'll continue to collect PFOF.

That being said, we're not basing our business off of PFOF, period.

At best, by encouraging increased trading volume and exploiting your customers, you stand to make roughly $3-5B per year max. During Q1 & Q2 of 2021, periods that experienced some of the highest volume ever recorded in the retail markets, Robinhood was on pace to make ~$2.5B from transaction-related revenue.

We're not looking to max out at $3B in ARR at scale – **we're looking to see how we can build Hedge's product up to reach $10B, $50B, and maybe even $100B in ARR**. We're starting by competing with the Robinhood's & WeBull's of the space and building to take on Charles Schwab, Fidelity, and other incumbents of institutional finance – most of which haven't been properly challenged in over a century.

Click here for important information regarding Financial Projections which are not guaranteed.

Vision

Hedge is designed to support & grow alongside our users

...and is built with a 10-15+ year plan to take on the largest, and most valuable players in investing.

Our mission is to reinvent investing to be more collaborative and more inclusive so that communities can build intergenerational wealth & grow together.

We're making strategies previously reserved exclusively for the ultra-wealthy accessible to all and bringing these investing tools, along with social features and learning resources, onto a platform that is designed to support a diverse, representative userbase from the very beginning. We want to support GenZ & other retail traders at the earliest stages and to grow with our users over the full lifecycle of their investor journey.

Hedge was founded by two GenZ retail investors that come from the same target audience that Hedge is built for. We've experienced the same pain points firsthand and came to realize that nobody already on the inside was going to fight for people like us. We're rebuilding the investing ecosystem and working to make fair, accessible markets that help our communities grow together. This is found not only in our ideals but also in the way we've planned to expand and grow with our users.

Hedge's long-term plan is to: (i) acquire early investors, provide them with the learning resources and inclusive community access they need to start learning how to be better investors, (ii) to align community incentives through new ways to earn, and (iii) to grow their AUM so Hedge can ultimately manage their money. We envision a full-service investment business that expands both (i.) horizontally - to support investors as they grow & throughout every stage of their lives; as well as (ii.) vertically - to offer a wide variety of assets and investment strategies across public/private markets & blockchain spaces.

Our incentives are aligned with our users from the very beginning, with a business model that has been carefully plotted out to not only take on the Robinhood's & WeBull's of the space, but to ultimately take on Charles Schwab, Fidelity, TD Ameritrade, and other institutions that have been looked at as seemingly untouchable for far too long. We intend to level the playing field, make all investing strategies accessible to the public, to create truly inclusive markets, and to help communities grow together and build intergenerational wealth.

Click here for important information regarding Financial Projections which are not guaranteed.

Market

Hedge targets **socially collaborative traders**, the fastest-growing population of the retail investing market. These populations are about to inherit **>$68T** in the next 2 decades in the **largest wealth transfer in the history of the world**; yet only 21% say they could ever use a current investment manager. This opportunity & market size can be looked at through both a broad examination of the retail investing market, as well as through a narrower one that zooms in on the ideal target consumer of Hedge's initial product.

Broad Overview

There are approximately 209M eligible retail traders in the United States. Of those, about 112M are currently investing and over two-thirds of them (72M+) are now doing so digitally. Digital retail traders, and in particular the socially collaborative ones, are the most rapidly growing sector of the retail trading market. The taboo of discussing one's personal investments has been broken down. As a result, there has been a widespread shift away from traditional media sources and outdated investment models that isolate individual traders from their community. Hedge has 84M readily obtainable users in the market today and is targeted towards socially collaborative traders (34% of the entire retail trading market already) that will grow by >50M from GenZ in the next decade.

Narrow (GenZ)

GenZ is over 67M Americans, which is currently about 20% of the U.S population. The oldest members of this generation have only just started to graduate college, yet they command >$140B per year in spending power – a number that is projected to grow exponentially once they start to enter the job market and reach 25% of global income by 2030. GenZ is also set to inherit the largest wealth transfer in the history of the world, >$68 Trillion USD in the next two decades. This leaves a tremendous opportunity for companies to capitalize on a generation that is defined by revolution.

Under a quarter of GenZ is currently able to invest, and almost none have the capital to do so with. Despite this, GenZ is by far the most focused generation on finance & investing. They're already fundamentally changing the way the retail market works.

GenZ is now investing at a much higher rate and is doing so in the way they do everything – with their community. Over 20M new retail traders entered the markets in the last year, a figure that is >1/4th of the entire digital retail trading market – many of them from GenZ. >70% of these traders (14M) listed the primary way they make their investment decisions and get advice/news as social interactions with their communities & on social media. In the same period, we saw GenZ's social media presence dominate, with TikTok becoming the fastest platform ever to reach 1B users, and with younger generations rapidly moving into community-based platforms.

As a collaborative trading platform built by & for GenZ, Hedge is positioned to dominate a growing market where incumbents are abandoning antiquated brokerages and moving towards platforms that provide further opportunities for them to grow with their communities.

Competition

Who are the main competitors?

Hedge is a holistic solution with several new features, like group investing, that aren't offered by any of its popular competitors. These are offered in addition to many of the standard features found in retail investing – allowing Hedge users to invest as individuals and/or with friends, to access interactive learning resources, and to collaborate with other users in a dynamic social platform introducing new mediums to social investing to help communities grow together.

	Hedge	Public	Iris	Robinhood
Group Investing	✅			
Investor Communities	✅			
Fractional Options Trading	✅			
Social Feed	✅	✔	✔	
Commission-Free Trading	✅	✔	✔	✔

Group investing:

No serious competitors.

Partial Competitors:

- Iris (social-only)

- Public (indv. investing + some social)

- Finary (social only)

- Robinhood (indv. investing only)

- Webull (indv. investing only)

What's wrong with these platforms (high-level)?

Market incumbents have fallen out of touch with the target demographic. Platforms like Robinhood & WeBull that offer investment services on an individual level are no longer nimble enough to shift their entire business model into something completely different. Social investment platforms (ie. Public, StockTwits, CommonStock, etc.) are incomplete solutions with limited product offerings that often exclude investing entirely and look more like a transplant of investing Twitter, than a place where investors can grow together.

What makes Hedge better?

Overview

Hedge is a holistic solution with several new features that are not offered by any of our popular competitors, and brings them in addition to many of the standard features found on retail investing platforms (ie. individual investing, a social feed, group chats). We are differentiating ourselves from Day 1 and offer several brand new features not found amongst any of our key competitors.

The most significant of these include:

- Group Investing

- Interactive Learning Resources

- Investor Communities

- Web3 Assets

These are just a few of the differentiating features offered, with several of them alone representing multi-billion dollar opportunities. We also don't intend to stop there and have carefully planned and designed our platform in accordance with a long-term plan to grow alongside our users, expand our product offerings, and retain our users over time as they evolve.

The Investing Vertical

The investing side of things is pretty simple. Group investing is like Fidelity in the 80s right now. The only way to do it takes about 2 weeks and requires a printer, a fax machine, and being able to fill out dozens of pages with all of your group member's social security numbers. Robinhood doesn't offer a retirement account right now - let alone for users to make a hedge fund with their friends and start investing as a group.

Meanwhile, Hedge gives users the same capabilities as a Robinhood or a WeBull for individual trading, and then add on group investing, a social platform with a social feed, group chats, and investor communities; as well as an interactive learning platform, web3 assets, dynamic market and community-sourced data, and a whole lot more. We're built by retail traders, for retail traders. Hedge helps users grow together, enables smarter investments by providing resources they can use to learn to invest, and offers a social platform that features a network of communities where anyone can expand their investor network.

The Social Side of Things

Existing social investing apps typically offer little more than private group chats and a public social feed. While it's true that these are two important features (which are included on Hedge as well), they alone are incapable of delivering on the intended functionality and ultimately lead to a non-inclusive culture.

We like to describe our social platform as Reddit-style communities, layered on top of investing Twitter - with the former being one of the key differentiators missing from so many social investing competitors.

These investor communities are essential for cultivating the kinds of organic connections and deep conversations between users that will get them comfortable investing with each other without having known each other prior to Hedge. A public social feed is great for memes, polls, and other quick, instant-gratification interactions, but it fails to allow subsets of the user base to form communities for a broad variety of interests, topics, member demographics, and other segments within the broader user base. Without communities, this would ultimately limit the level of engagement that users will have and cap the growth of their investor network. Hedge is able to eliminate this problem and to facilitate many different types of engagement across a broad range of topics by allowing users to interact in various social mediums, with investor communities providing the unique benefit of helping users choose the context, topic, and audience they wish to engage with to find other investors to collaborate and invest with.

We're also taking the clear intent from the very start of community development efforts to cultivate an inclusive community. One of the things we like to say at Hedge is - "if you don't give a sh*t on Day 1, no one will believe you when you say you do on Day 1000". Once a platform's culture is established, it becomes very hard to change. This generally happens in the first 3-6 months (barring any unusual circumstances) which makes seeding the initial community with the right people incredibly important. Being in the stage that we are, actually gives Hedge a

unique advantage here, as it allows us to be the first to do things right from the start, and to capitalize on a previously untapped market that is worth billions.

Traction

Built to take on the best.

Partnerships



Hedge is partnered with several multi-billion dollar industry titans and over a dozen high-frequency traders. Hedge's key partnerships include NASDAQ, Plaid, Alpaca Markets, DFP Partners, and many more.

Distribution Network

Hedge has built out a distribution network of over 250M+ people through the dozens of content creators that have invested in Hedge. This is a massive distribution network that is unheard of for a company of this size. The CACs of competitors like Robinhood, WeBull, Acorns, & others range between ~$75-$120 for just one user. Startups in this space often spend tens of millions of venture dollars within their first 18 months on marketing.

Hedge already naturally incentivizes users to invite their friends onto the platform, but has also established a broad reach and key partnerships with influencers who will be incentivized not just to promote Hedge — but to actually bring their communities onto the product. This is a massive user-acquisition channel that will be bolstered over time by the blockchain features that Hedge plans to roll out in the next 18 months to create in-app incentives/rewards for community engagement and content creation.

Team

Hedge has built out an incredible team with backgrounds that include FINRA, Morgan Stanley, Robinhood, Uber, Google, and more. They've done so with a

relatively low amount of capital, are highly capital-efficient given their current runway, and also have continued to recruit in the most difficult hiring environment that most employers have ever seen. They've successfully competed with Google, Apple, Facebook, Amazon, Stripe, and several other of the top employers in the country while building out a large team of proven, highly-capable operators.

Regulatory Progress

Hedge has submitted its application to become an introducing broker-dealer and anticipates FINRA's approval by the third quarter of this year. Hedge has built out partnerships with several of the top service providers in the industry (more on this below) and does not require FINRA-approval to offer its services, but rather to receive PFOF and other investment-based revenue. Hedge has also built out a compliance team with over 100 years of combined experience, and backgrounds that include regulatory bodies and top investment banks. Hedge also has a full external compliance team and accounting team through one of its partnerships. Hedge is currently in the final stages of internal testing of its mobile application and is gearing up for an imminent public launch. Hedge does not require FINRA approval or registration as an introducing broker-dealer to go live thanks to its impressive partnership network of financial service providers. Hedge will be able to monetize through several revenue streams immediately at launch, including through crypto transaction revenue, and will expand to securities transaction revenue following the receipt of FINRA approval & registration, anticipated in early Q4 of this year.

Investors

Backed by top VCs & creators with 250M+ followers

We closed an **8x-oversubscribed** seed round, where we raised **$1.2M** from Firstminute Capital, Starting Line VC, OrangeDAO (1300+ YC founders), Creatorled Ventures, Bain Capital Ventures Scout Fund, Startupfon VC, and **creators with 250M+ followers**, including popular finmeme account, **Litquidity**, who sits on the company's advisory board.

We previously raised a pre-seed round from OnDeck's ODX Accelerator and are now raising on Republic in line with our commitment to return ownership to its community and to support young investors.

Leadership

Kyle Al-Rawi

Co-Founder, CEO





Kyle Al-Rawi is the co-founder & CEO of Hedge, a published author & researcher, and a member of the Launch House & OnDeck ODX Accelerator programs. Kyle is the CEO of Hedge, where he focuses on investor relations, fundraising, product design, and recruitment. Kyle also spearheads the design of Hedge's legal architecture and works closely with industry regulators and compliance teams from key partners like Alpaca and NASDAQ.

Yash Khandelwal

Co-Founder, CFO





Yash Khandelwal graduated from USC with a degree in Finance and Data Analytics. Prior to co-founding Hedge, he worked in investment banking where he focused on debt financing for multi-billion dollar corporations. He then pivoted into the startup world by joining a music tech startup focused on blockchain/NFTs, where he led the finance and business operations team. Yash is also a member of the Launch House and OnDeck ODX Accelerator programs.

Team



Hedge was founded by individuals who are directly from the target demographic and have a unique insight into the future of retail investing. Hedge has also built out an 11-person team with some of the best operators and advisors in the industry, with backgrounds that include the companies shown above & many more.

Product & Technical Development Team

We currently have a 7-person development team with educational backgrounds from top schools like UChicago, Yale, and USC, and past experience working for companies like Robinhood, Commonstock, Uber, Capital One, Google, IBM, and Adidas, as well as other experience building trading platforms, social media apps, and working with Ethereum smart contracts. All developers are U.S.-based and are direct employees of Hedge.

Registered Principals

John Dillon (Chief Compliance Officer)

John is Hedge's Chief Compliance Officer and has an extensive compliance background with over 30 years of experience in the financial services industry. He started his career as an examiner for the New York Stock Exchange, where he worked for 12 years in the department that would later become FINRA. He later worked as an SVP, heading up compliance teams at Citigroup and Morgan Stanley in New York City, before moving to Atlanta in 2010 to become the Chief Compliance Officer for FSC Securities/AIG Advisor Group. He has also headed up compliance departments for several other broker-dealers & registered investment advisors of various sizes. John has extensive knowledge and hands-on experience with all aspects of the independent broker-dealer and advisory channels.

John Yuhas (Head of Supervision & Operations Manager)

John Yuhas is Hedge's Head of Supervision & Operations Manager, as well as our Registered Options Principal and Municipal Securities Principal. He is responsible for the day-to-day functions of the operations department, a role that includes working with all the custodians, reviewing reports, leading the operations team, and etc. He received his undergraduate degree from Maryville College and his MBA from Mercer University. John holds Series 4, 7, 24, 53, 66, and 99 securities registrations.

Michael Chung (Financial Operations Principal)

Michael Chung is Hedge's Financial Operations Principal (FinOp) in partnership with DFP Partners, where he is a Partner and has worked since joining in 2006. Mr. Chung started his career servicing financial industry clients. During his time at DFP Partners, P.C., Mr. Chung served as FINOP and Chief Financial Officer for a wide variety of Broker-Dealers that engage in private placements, M&A, institutional trading, and business activity under the governance of Exchange Act Rule 15a-6. Mr. Chung's expertise lies with small to medium-sized firms, including start-ups. Mr. Chung is a CPA and FINRA Registered Financial and Operations Principal (Series 27). Mr. Chung is a member of the NYS Society of CPA's Stock Brokerage Committee. He earned a Bachelor of Science in Accounting from CUNY – Queens College.

James Doherty (Principal Operations Officer)

James is Hedge's Principal Operations Officer (POO) and is joining Hedge in partnership with DFP, similar to Michael Chung. James has 25+ years' experience in financial operations, has been in the senior leadership of one of the largest financial service providers of its time, and was member of the New York Stock Exchange (NYSE). After graduating from Fordham University with a B.S. in Finance, James started his career at Bear Stearns in the Stocks and Options Trade Operations Support department, before eventually working his way up to become a Vice President and the Head of Operations at Bear Stearns, before eventually becoming their Institutional Trading Vice President. After leaving Bear Stearns, James worked as an Operations manager and Compliance Officer for a large investment firm, before becoming the Director of Operations and Principal Operations Officer at DFP Partners (formerly SDDco). He holds Series 7, 15, 25, 27, 28, 55, 63, and 99 securities registrations.

Advisory Board





Lukas Linemayr
Streamlined Ventures

Litquidity
Litquidity Capital

Orion Parrott
OrangeDAO

We also have an extensive advisory board made up of financial professionals with decades of experience running investment funds, esteemed university professors, compliance professionals, blockchain experts, and content creators with many millions of followers. This includes (i.) Orion Parrot & the co-founders of OrangeDAO — a decentralized autonomous organization made up of thousands of YC founders; (ii.) Litquidity — a finance content creator with millions of followers and exceptional engagement across a broad range of platforms and content mediums; (iii.) Lukas Linemayr — an investor at Streamlined Ventures and one of the brightest young minds in venture capital; as well as several other individuals with extensive experience in the industry.

Team

 James Doherty — Principal Operations Officer (POO)

 Michael Chung — Financial Operations Principal (FinOp)

 John Yuhas — Head of Supervision & Operations Manager

 John Dillon — Chief Compliance Officer

 Yash Khandelwal — Co-founder and CFO

 Kyle Al-Rawi — Co-founder and CEO

Perks

$100	Exclusive NFT Profile Badges - All Republic investors will receive a special NFT badge they will be able to display on their Hedge profiles and that will grant them special perks and early access to new features.
$500	Reserve a username for your profile on Hedge.
$1,000	12-months free for Hedge Platinum (Hedge's premium subscription)
$2,500	White-glove onboarding onto the platform with a Hedge team member.

FAQ

| What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE? | Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering. |
| **How do I earn a return?** | We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here. |

 

Republic

Company Name	Hedge
Logo	
Headline	Make a hedge fund with your friends

Slides


hedge
$7,642.09
Make a hedge fund with your friends.
Proposal accepted!


Ezra Galston
Co-Founder & Managing Partner of Starting Line VC
Litquidity
Content Creator & Founder of Litquidity Capital
Eric Kullberg & Blake Michael
Co-Founders & General Partners of Creatorled Ventures
Lorcan Delaney
Investor at Firstminute Capital
Orion Parrott
Co-Founder of OrangeDAO & General Partner at Orange Fund
Hedge Investor Testimonials

Tags

Venture-backed, Coming Soon, Wealth Management, Diverse Leaders, Crowd SAFE, Companies, $1M+ raised, Apps, Notable Angel backing

Pitch text

Summary

- Pool money & invest with friends in stocks, options, cryptos, & NFTs
- Indv. & Group Trading | Investor Communities | Interactive Learning Tools
- Revolutionizing a $5T industry for retail investors & GenZ
- Raised an 8x-oversubscribed seed led by Firstminute Capital & Litquidity
- Investors include top VCs & Creators with 250M+ followers

- All-star team (prev. Robinhood, Google, FINRA, Commonstock, Uber, etc.)
- Partnered with NASDAQ, Alpaca Markets, Plaid & more

Problem

Group investing is like Fidelity in the 80s

Despite a massive shift towards socially collaborative trading, there's still no way for retail traders to actually invest together & grow with their communities.

—

Institutional finance has been very intentional in subjugating retail traders to individual accounts because it makes it easier to take advantage of them. In doing so, investing platforms have also failed to support collaborative & inclusive markets, locking nearly 100M Americans out of investing and perpetuating wealth inequality within communities.

Retail brokerage platforms like Robinhood have prided themselves on "democratizing" the stock market for the everyday trader – yet the vast majority of investing remains antiquated, inaccessible, and unfit for the next generation of investors. Group investing is currently done almost entirely on paper and bears little to no resemblance to the sleek, gamified mobile experience enjoyed by individual investors.

As GenZ and younger Millennials have started to enter the market, they've placed a profound emphasis on authentic social engagement, investment activism, and community-oriented growth – a radically different approach to investing that's left industry incumbents, and even many relative newcomers, with products that are woefully out of date.

Despite this momentum, however, product offerings for self-directed retail investing are still geared almost exclusively towards individual trading, with most incentivizing order volume over the learning resources and support systems needed to help young investors grow. In addition to this, investing culture remains highly un-inclusive, which prevents those from historically disenfranchised populations from accessing communities that help many young investors get into investing in the first place.

Solution

Make a hedge fund with your friends

Pool money in group portfolios & collaborate in investor communities to profit together with your friends.

—






Trade in <u>both</u> Individual & Group Portfolios	Form New Groups & Vote on Proposals	Stay Up-to-Date on the Latest Market News	Get Rewarded for Learning to Invest






Find New Communities & People to Interact With	Share Your Thoughts & Meet Other Hedge Users	Make Friends & Grow as Investors Together	Find Your Community & have In-Depth Discussions

Hedge is a collaborative trading platform where you can make a hedge fund with your friends by pooling money & investing together. Hedge offers both individual & group investing, as well as social features, like investor communities, and interactive learning resources.

Hedge is designed to acquire users early in their investing careers and to help them grow their assets, by providing them with learning resources and the social investing tools needed to collaborate on investment decisions so communities can grow together.

The industry's focus on community-oriented growth has given rise to a number of group investing experiments—like ConstitutionDAO and last year's "Meme-Stock" craze—that have showcased the desire of retail investors to pool capital in hopes of collective growth. These were early, sporadic, and wildly unorganized attempts at a much greater goal—multiplayer investing—which Hedge brings to fruition on a mass scale, both for the public markets and for web3 assets.

Hedge provides investing tools for young retail traders, the learning resources to help them make better decisions, and access to a network of communities to help them find investors of any background, or with any interest, to invest with. Hedge is designed to encourage users to learn and grow their investments; our decade-long expansion plan culminates in the ultimate management of these assets & with Hedge solidifying itself as a full-service investment platform comparable to Charles Schwab, Fidelity, etc.

Product

Invest. Collaborate. Learn.

Hedge is a collaborative trading platform where you can make a hedge fund with your friends by pooling money & investing together in public markets & web3 assets.

Hedge offers *both* individual and group investing for retail traders, along with social features, like investment communities, and interactive learning resources.

- **Invest –** With Hedge, you can invest by yourself, just like you're able to on platforms like Robinhood, WeBull, Public, etc. You're also able to pool capital and vote on how to invest from a group portfolio with other investors.


Invest
AAPL
TSLA
9:27
USC Golf Team
Overview
Proposals
Chat
About
USC Golf Team
Investing
Rules
Description
All former members of the 2019 National Champion Golf Team. We've started trading at USC & formed this hedge fund to take our team's success from the course, to the stock market.
Climate Change
LGBTQ+
Crypto
People
Portfolio
Explore
Social
Learn
Messages

- **Collaborate –** Hedge offers a wide variety of mediums where you can interact with other users, including a social feed, a network of investor communities, group chats, and more.


9:27
Social
Feed
Groups
Communities
Priya Kumar @priyamoney | 31m
I'm predicting continued gains in AAPL tomorrow, even after today's rally. Will be adding to my position as the day continues.
AAPL, Apple Inc.
$131.40
Adam Mueller @AM_Invests | 39m
AMC earnings tomorrow premarket, what do y'all think is gonna happen??
Patrick Davis @Patty1429 | 2h
February inflation numbers come out tmrw - where does everyone think it'll end up at
$356.00 Committed
+3
Group Proposal
Portfolio
Explore
Social
Learn
Messages

- **Learn –** Hedge provides learning resources to promote financial literacy, and help users become better investors and make smarter decisions.


Learn
9:27
Learn
For You
Progress
FAQs
Market Basics
What is Group Investing?
Hedge
Topics
Tutorials
My Plans
Learn Profile
Jump Back In
More >
Basics of Investing
Hedge
977k | 826 collections
Interactive Video Animation (1/3)
Hedge
Learn How to Use Hedge
More >
Portfolio
Explore
Social
Learn
Messages

What is Group Investing?

Overview

Users are able to invest together in seconds – without any extra red tape or regulatory hurdles.

1. Form a group & determine the voting rules
2. Pool money & propose trades
3. Vote on proposals to decide what to invest in as a group

Hedge provides a painless user experience to invest together, and is rooted in flexibility, transparency, and security for the user. Rules are disclosed and agreed to upfront in a simple, accessible manner, and users are presented with data to contextualize and validate the other investors they'll be getting into a position with. Once they've accepted the position, the group is formed and trades can be executed within a matter of seconds.

Detailed Walkthrough

The group investing process is highly customizable and differs based on how the group wishes to invest. Users can form groups for the long-term with their friends, or for as little as a single position. Users can limit how the group invests by

timeline, sector, amount, strategy, risk tolerance, and a variety of other factors. The most basic example, which will be shown here, is forming a group for a single position:

1. **User builds an order for their proposal.**

   This is very similar to filling out an order on Robinhood, Public, and other retail brokerages. The user selects the security, the strategy (shares, call, put, etc.), and sets their price.



2. **User adds other users to invite to the proposed group.**

   The user is first shown a learn page that contextualizes the risks of their position and of investing in a group. We do this because financial literacy and safe investment



   practices are our top priorities. Users are able to search from this page and add users to the invite queue; or they may browse an explore page that displays their friends, recent groups, communities, group chats, and other places they may send the proposal along with investor scores that contextualize who they'd be getting into bed with.

3. **User sets the rules for the group.**

In this proposal will be the rules that will govern how the group is to be run (regarding voting, proposal time limits, automatic profit/loss, etc.). Users can customize these rules, but we recommend they choose from a standard model we provide.


9:27
Edit
Frank's Group Proposal
LCID $47 Call
12/10/21 Exp | 1 Buy
$4.45 >
Max Cost
$445.00
Your Cost
$29.67
Standard Rules
Group Locked
No new positions may be added to this group.
Votes Req. to Sell
>50%
Minimum # of votes required to sell a position early.
Invited to Group (15)
12
Add a Message...
Swipe up to Send Proposal

4. **User sends a proposal for a new group.**


9:27
LCID - $46.83
Frank's Group Proposal
08:00:00
$267.00 Committed
LCID $47 Call
12/10/21 Exp | 1 Buy
$4.45 >
Group Max Cost
$445.00
Your Contribution
$89.00
Group Locked
No new positions may be added to this group.
Votes Req. to Sell
>50%
Minimum # of votes required to sell a position early.
2/5 Votes Remaining >
Accept
Decline
Portfolio
Explore
Social
Learn
Messages

Users who receive this proposal see the sender, their investor score, the proposed group, the rules, and the other members as well as their live votes. The users are given every possible piece of information they could need upfront in an easily digestible manner. Users can accept and swipe up to confirm to vote yes on joining the proposal. If the proposal is accepted by all users who are invited (or the threshold depending on how the group is set up), the proposal passes and the group is formed.

5. **Voting to sell.**

In this example, let's say the users have set a >50% threshold to sell and a +/- 20% P/L barrier. If the position passes 20% P/L at any time, it will trigger an automatic sell order and the position will be liquidated and the group (in this case of a one-position-only group) will be dissolved. If the position has not crossed this range, however, and over 50% of the group votes "YES" on a proposal to sell the position in the group – it will be sold.

Business Model

A multi-phase business model designed to grow Hedge with our users

Hedge's business model is designed in three main phases and with a 10-15 year expansion plan in mind. This is detailed below, but a key differentiator to understand is that Hedge has been designed from the beginning – both in regards to its product as well as its business model – to grow with its users. Hedge is not designed to incentivize high trading volume like its competitors, but rather provides the learning resources and community diversity to support an inclusive user base, and to help its users become better investors.

1. **Acquire Early Investors –** In Phase 1 of its expansion model, Hedge will initially generate revenue from its investing, social, and early blockchain features.

2. **Expand Product & Grow User AUM –** Phase 2 includes a broad expansion of Hedge's social and blockchain lines of business to improve content, introduce new mediums, and give both our creators and our users more ways to be rewarded for their contributions to their communities. We will also incentivize users to learn and collaborate to help them become better, more proactive investors. This phase will be strategically deployed to grow each user's AUM so we can monetize off of it by management in Phase 3.

3. **Manage User Capital –** Phase 3 for Hedge will be a massive expansion of investing product lines to become a full-service investment platform – with services and strategies for any user, at any stage of their lives. This will consist of professionally-managed investments (hedge funds for everyone), a wide variety of account types (retirement, 529, etc.), and the introduction of a variety of new asset types to democratize access to investment classes & strategies historically reserved for the ultra-wealthy. This will open Hedge up to hundreds of billions of dollars in additional potential annual revenue and will expand its TAM to over 200M Americans and to $50T in market size.

This is assuredly no small task to take on and becomes largely dependent on ensuring our incentives align with those of our customers. We've been very cognizant of this while designing our business model for Hedge. While we can be a very successful company by anyone's standards even with just our initial product & revenue streams, by building an inclusive community and growing with our

users, we increase our revenue generation potential – at scale – by tens of billions of dollars.

Click here for important information regarding Financial Projections which are not guaranteed.

How will the company make money initially?

Hedge phase 1 has three main sources of revenue: investing, subscription, and social. Together, they are capable of generating a very high ARPU from Hedge's MVP alone.

1. **Investing –** When users invest, Hedge makes money off of each transaction through its partnerships with Alpaca and high-frequency traders (details below). Hedge also makes revenue by engaging in securities lending and through interest on un-invested user capital.

2. **Subscription –** Hedge charges a premium subscription fee for access to margin & level 2 data. Users will also get access to a slew of other features (to be added at a later date), including robo-advisory tools, faster customer support, and a quicker earning rate for Hedge's social governance token.

3. **Social –** The social aspects of its platform will allow Hedge to keep earning money while the markets are closed. User safety, trust, and data privacy will be a top concern, so advertising will be extremely limited and only in very well embedded forms if offered at all. Social media revenue will instead come from referrals, promotions, exclusive content, and more. Later expansions will introduce social governance tokens and will allow creators to monetize their following through a variety of revenue streams (ie. NFT sales of posts/content, premium content, promotional posts, & more) that Hedge will take a small commission on.

This gives us a clear path towards scaling to $1B+ in annual revenue within a few years of launch, just from the revenue sources we've incorporated into our initial product. Our later expansions will vastly expand this model and will allow Hedge to engage in the web3 space and to expand its market share while limiting any future risk of drop-offs in volume or of precedent-setting changes to governance in retail investing.

Expansion Plans & Other Key Differentiators

Designing a large-scale, full-service investing business also eliminates many of the common challenges that retail brokerage platforms face, bolsters retention, and dramatically reduces the risk of natural churn. By reducing the risk of natural churn we mean the following:

Right now, retail brokerage platforms that cater to self-directed retail traders have a natural churn (the age at which they typically lose a user) at around 31 or 32, when their average user transitions into managed investments, either as a result of their lives becoming busier, or as any number of factors (ie. age, responsibility, financial stability) lead to a lower tolerance for risk in their investments. While it may vary as to exactly when a user makes this shift from self-directed to managed or passive investments, it is a near inevitability in the lifecycle of an investor that causes retail brokerage platforms to bleed customers and have a constant need to acquire new users.

By forfeiting their hold on investors just as many of them first start to have enough assets to charge investing service fees for, retail brokerage platforms have cornered themselves into a vicious cycle that confines them, for the most part, to the period of an investor's life when they have the least amount of capital. This makes each user much less monetizable through traditional channels and creates a significant need for platforms to prioritize volume in order to generate revenue, without much of an incentive to help the traders that they will ultimately lose. The longer they can keep them gambling, the more revenue they can squeeze out of them.

Hedge is entirely different in that we make an investment in our users and target a monetization route that is much longer term, has significantly more upside, and aligns our incentives with our customer base. This is not to say that we can't generate significant revenue without expansion – but rather that our ideal customer is not one that will trade 50x a day no matter whether they win or lose. Our ideal customer is someone who we can grow with. Learning resources, group investing, risk assessments, and countless resources & features of Hedge exist to support users and are more likely to cut volume, than to increase it; but they'll also help investors make better decisions, improve their financial literacy, and grow their portfolios – and with that, our AUM. We look forward to continuing to be transparent on our business model as we move forward, and to our users keeping us honest and on track so we can all grow together.

Hedge's expansion plans and its route to additional monetization routes along with them will open it up to tens, if not hundreds, of billions of dollars in added potential ARR.

Click here for important information regarding Financial Projections which are not guaranteed.

Payment For Order Flow

How does payment for order flow (PFOF) work?



1. A customer places an order on Hedge, who routes it through its brokerage for execution.

2. Hedge then sends the order through its brokerage to a high-frequency trader (HFT) who will look for a better price off-exchange. If the HFT sees another order that is better than the on-exchange price, they'll purchase it and sell the asset back to the user for the difference.

3. The wholesaler is required by law to find the best execution but pays Hedge regardless of whether they're able to find one off-exchange. This allows Hedge to rebate a portion of the PFOF revenue back to their users, either way, thus improving their overall order execution.

Will payment-for-order-flow be a significant part of your monetization plans at scale?

No. At scale, this will be a fraction of our revenue. See "How do Hedge's expansion plans and unique monetization strategies differentiate the company from other platforms?" for more information.

Why include PFOF at all?

PFOF is generally beneficial for the consumer (better execution – see above) and we're not going to turn the spigot off while it exists. Overall, it's highly unlikely that PFOF is going away any time soon – the CEO of NASDAQ is on record saying that commission-free trading likely wouldn't exist without it. It makes little sense to cut off a key source of early revenue that can support our growth over time. So as long as it exists, we'll continue to collect PFOF.

That being said, we're not basing our business off of PFOF, period.

At best, by encouraging increased trading volume and exploiting your customers, you stand to make roughly $3-5B per year max. During Q1 & Q2 of 2021, periods that experienced some of the highest volume ever recorded in the retail markets, Robinhood was on pace to make ~$2.5B from transaction-related revenue.

We're not looking to max out at $3B in ARR at scale – **we're looking to see how we can build Hedge's product up to reach $10B, $50B, and maybe even $100B in ARR**. We're starting by competing with the Robinhood's & WeBull's of the space and building to take on Charles Schwab, Fidelity, and other incumbents of institutional finance – most of which haven't been properly challenged in over a century.

Click here for important information regarding Financial Projections which are not guaranteed.

Vision

Hedge is designed to support & grow alongside our users

...and is built with a 10-15+ year plan to take on the largest, and most valuable players in investing.

Our mission is to reinvent investing to be more collaborative and more inclusive so that communities can build intergenerational wealth & grow together.

We're making strategies previously reserved exclusively for the ultra-wealthy accessible to all and bringing these investing tools, along with social features and learning resources, onto a platform that is designed to support a diverse, representative userbase from the very beginning. We want to support GenZ & other retail traders at the earliest stages and to grow with our users over the full lifecycle of their investor journey.

Hedge was founded by two GenZ retail investors that come from the same target audience that Hedge is built for. We've experienced the same pain points firsthand and came to realize that nobody already on the inside was going to fight for people like us. We're rebuilding the investing ecosystem and working to make fair, accessible markets that help our communities grow together. This is found not only in our ideals but also in the way we've planned to expand and grow with our users.

Hedge's long-term plan is to: (i) acquire early investors, provide them with the learning resources and inclusive community access they need to start learning how to be better investors, (ii) to align community incentives through new ways to earn, and (iii) to grow their AUM so Hedge can ultimately manage their money. We envision a full-service investment business that expands both (i.) horizontally - to support investors as they grow & throughout every stage of their lives; as well as (ii.) vertically - to offer a wide variety of assets and investment strategies across public/private markets & blockchain spaces.

Our incentives are aligned with our users from the very beginning, with a business model that has been carefully plotted out to not only take on the Robinhood's & WeBull's of the space, but to ultimately take on Charles Schwab, Fidelity, TD Ameritrade, and other institutions that have been looked at as seemingly untouchable for far too long. We intend to level the playing field, make all investing strategies accessible to the public, to create truly inclusive markets, and to help communities grow together and build intergenerational wealth.

Click here for important information regarding Financial Projections which are not guaranteed.

Market

Hedge targets **socially collaborative traders**, the fastest-growing population of the retail investing market. These populations are about to inherit **>$68T** in the next 2 decades in the **largest wealth transfer in the history of the world**; yet only 21% say they could ever use a current investment manager. This opportunity & market size can be looked at through both a broad examination of the retail investing market, as well as through a narrower one that zooms in on the ideal target consumer of Hedge's initial product.

Broad Overview

There are approximately 209M eligible retail traders in the United States. Of those, about 112M are currently investing and over two-thirds of them (72M+) are now doing so digitally. Digital retail traders, and in particular the socially collaborative ones, are the most rapidly growing sector of the retail trading market. The taboo of discussing one's personal investments has been broken down. As a result, there has been a widespread shift away from traditional media sources and outdated investment models that isolate individual traders from their community. Hedge has 84M readily obtainable users in the market today and is targeted towards socially collaborative traders (34% of the entire retail trading market already) that will grow by >50M from GenZ in the next decade.

Narrow (GenZ)

GenZ is over 67M Americans, which is currently about 20% of the U.S population. The oldest members of this generation have only just started to graduate college, yet they command >$140B per year in spending power – a number that is projected to grow exponentially once they start to enter the job market and reach 25% of global income by 2030. GenZ is also set to inherit the largest wealth transfer in the history of the world, >$68 Trillion USD in the next two decades. This leaves a tremendous opportunity for companies to capitalize on a generation that is defined by revolution.

Under a quarter of GenZ is currently able to invest, and almost none have the capital to do so with. Despite this, GenZ is by far the most focused generation on finance & investing. They're already fundamentally changing the way the retail market works.

GenZ is now investing at a much higher rate and is doing so in the way they do everything – with their community. Over 20M new retail traders entered the markets in the last year, a figure that is >1/4th of the entire digital retail trading market – many of them from GenZ. >70% of these traders (14M) listed the primary way they make their investment decisions and get advice/news as social interactions with their communities & on social media. In the same period, we saw GenZ's social media presence dominate, with TikTok becoming the fastest platform ever to reach 1B users, and with younger generations rapidly moving into community-based platforms.

As a collaborative trading platform built by & for GenZ, Hedge is positioned to dominate a growing market where incumbents are abandoning antiquated brokerages and moving towards platforms that provide further opportunities for them to grow with their communities.

Competition

Who are the main competitors?

Hedge is a holistic solution with several new features, like group investing, that aren't offered by any of its popular competitors. These are offered in addition to many of the standard features found in retail investing – allowing Hedge users to invest as individuals and/or with friends, to access interactive learning resources, and to collaborate with other users in a dynamic social platform introducing new mediums to social investing to help communities grow together.

	Hedge	Public	Iris	Robinhood
Group Investing	✔			
Investor Communities	✔			
Fractional Options Trading	✔			
Social Feed	✔	✔	✔	
Commission-Free Trading	✔	✔	✔	✔

Group investing:

No serious competitors.

Partial Competitors:

- Iris (social-only)

- Public (indv. investing + some social)

- Finary (social only)

- Robinhood (indv. investing only)

- Webull (indv. investing only)

What's wrong with these platforms (high-level)?

Market incumbents have fallen out of touch with the target demographic. Platforms like Robinhood & WeBull that offer investment services on an individual level are no longer nimble enough to shift their entire business model into something completely different. Social investment platforms (ie. Public, StockTwits, CommonStock, etc.) are incomplete solutions with limited product offerings that often exclude investing entirely and look more like a transplant of investing Twitter, than a place where investors can grow together.

What makes Hedge better?

Overview

Hedge is a holistic solution with several new features that are not offered by any of our popular competitors, and brings them in addition to many of the standard features found on retail investing platforms (ie. individual investing, a social feed, group chats). We are differentiating ourselves from Day 1 and offer several brand new features not found amongst any of our key competitors.

The most significant of these include:

- Group Investing

- Interactive Learning Resources

- Investor Communities

- Web3 Assets

These are just a few of the differentiating features offered, with several of them alone representing multi-billion dollar opportunities. We also don't intend to stop there and have carefully planned and designed our platform in accordance with a long-term plan to grow alongside our users, expand our product offerings, and retain our users over time as they evolve.

The Investing Vertical

The investing side of things is pretty simple. Group investing is like Fidelity in the 80s right now. The only way to do it takes about 2 weeks and requires a printer, a fax machine, and being able to fill out dozens of pages with all of your group member's social security numbers. Robinhood doesn't offer a retirement account right now - let alone for users to make a hedge fund with their friends and start investing as a group.

Meanwhile, Hedge gives users the same capabilities as a Robinhood or a WeBull for individual trading, and then add on group investing, a social platform with a social feed, group chats, and investor communities; as well as an interactive learning platform, web3 assets, dynamic market and community-sourced data, and a whole lot more. We're built by retail traders, for retail traders. Hedge helps users grow together, enables smarter investments by providing resources they can use to learn to invest, and offers a social platform that features a network of communities where anyone can expand their investor network.

The Social Side of Things

Existing social investing apps typically offer little more than private group chats and a public social feed. While it's true that these are two important features (which are included on Hedge as well), they alone are incapable of delivering on the intended functionality and ultimately lead to a non-inclusive culture.

We like to describe our social platform as Reddit-style communities, layered on top of investing Twitter - with the former being one of the key differentiators missing from so many social investing competitors.

These investor communities are essential for cultivating the kinds of organic connections and deep conversations between users that will get them comfortable investing with each other without having known each other prior to Hedge. A public social feed is great for memes, polls, and other quick, instant-gratification interactions, but it fails to allow subsets of the user base to form communities for a broad variety of interests, topics, member demographics, and other segments within the broader user base. Without communities, this would ultimately limit the level of engagement that users will have and cap the growth of their investor network. Hedge is able to eliminate this problem and to facilitate many different types of engagement across a broad range of topics by allowing users to interact in various social mediums, with investor communities providing the unique benefit of helping users choose the context, topic, and audience they wish to engage with to find other investors to collaborate and invest with.

We're also taking the clear intent from the very start of community development efforts to cultivate an inclusive community. One of the things we like to say at Hedge is - "if you don't give a sh*t on Day 1, no one will believe you when you say you do on Day 1000". Once a platform's culture is established, it becomes very hard to change. This generally happens in the first 3-6 months (barring any unusual circumstances) which makes seeding the initial community with the right people incredibly important. Being in the stage that we are, actually gives Hedge a

unique advantage here, as it allows us to be the first to do things right from the start, and to capitalize on a previously untapped market that is worth billions.

Traction

Built to take on the best.

Partnerships



Hedge is partnered with several multi-billion dollar industry titans and over a dozen high-frequency traders. Hedge's key partnerships include NASDAQ, Plaid, Alpaca Markets, DFP Partners, and many more.

Distribution Network

Hedge has built out a distribution network of over 250M+ people through the dozens of content creators that have invested in Hedge. This is a massive distribution network that is unheard of for a company of this size. The CACs of competitors like Robinhood, WeBull, Acorns, & others range between ~$75-$120 for just one user. Startups in this space often spend tens of millions of venture dollars within their first 18 months on marketing.

Hedge already naturally incentivizes users to invite their friends onto the platform, but has also established a broad reach and key partnerships with influencers who will be incentivized not just to promote Hedge — but to actually bring their communities onto the product. This is a massive user-acquisition channel that will be bolstered over time by the blockchain features that Hedge plans to roll out in the next 18 months to create in-app incentives/rewards for community engagement and content creation.

Team

Hedge has built out an incredible team with backgrounds that include FINRA, Morgan Stanley, Robinhood, Uber, Google, and more. They've done so with a

relatively low amount of capital, are highly capital-efficient given their current runway, and also have continued to recruit in the most difficult hiring environment that most employers have ever seen. They've successfully competed with Google, Apple, Facebook, Amazon, Stripe, and several other of the top employers in the country while building out a large team of proven, highly-capable operators.

Regulatory Progress

Hedge has submitted its application to become an introducing broker-dealer and anticipates FINRA's approval by the third quarter of this year. Hedge has built out partnerships with several of the top service providers in the industry (more on this below) and does not require FINRA-approval to offer its services, but rather to receive PFOF and other investment-based revenue. Hedge has also built out a compliance team with over 100 years of combined experience, and backgrounds that include regulatory bodies and top investment banks. Hedge also has a full external compliance team and accounting team through one of its partnerships. Hedge is currently in the final stages of internal testing of its mobile application and is gearing up for an imminent public launch. Hedge does not require FINRA approval or registration as an introducing broker-dealer to go live thanks to its impressive partnership network of financial service providers. Hedge will be able to monetize through several revenue streams immediately at launch, including through crypto transaction revenue, and will expand to securities transaction revenue following the receipt of FINRA approval & registration, anticipated in early Q4 of this year.

Investors

Backed by top VCs & creators with 250M+ followers

We closed an **8x-oversubscribed** seed round, where we raised **$1.2M** from Firstminute Capital, Starting Line VC, OrangeDAO (1300+ YC founders), Creatorled Ventures, Bain Capital Ventures Scout Fund, Startupfon VC, and **creators with 250M+ followers**, including popular finmeme account, **Litquidity**, who sits on the company's advisory board.

We previously raised a pre-seed round from OnDeck's ODX Accelerator and are now raising on Republic in line with our commitment to return ownership to its community and to support young investors.

Leadership

Kyle Al-Rawi



Co-Founder, CEO



Kyle Al-Rawi is the co-founder & CEO of Hedge, a published author & researcher, and a member of the Launch House & OnDeck ODX Accelerator programs. Kyle is the CEO of Hedge, where he focuses on investor relations, fundraising, product design, and recruitment. Kyle also spearheads the design of Hedge's legal architecture and works closely with industry regulators and compliance teams from key partners like Alpaca and NASDAQ.

Yash Khandelwal



Co-Founder, CFO



Yash Khandelwal graduated from USC with a degree in Finance and Data Analytics. Prior to co-founding Hedge, he worked in investment banking where he focused on debt financing for multi-billion dollar corporations. He then pivoted into the startup world by joining a music tech startup focused on blockchain/NFTs, where he led the finance and business operations team. Yash is also a member of the Launch House and OnDeck ODX Accelerator programs.

Team



Hedge was founded by individuals who are directly from the target demographic and have a unique insight into the future of retail investing. Hedge has also built out an 11-person team with some of the best operators and advisors in the industry, with backgrounds that include the companies shown above & many more.

Product & Technical Development Team

We currently have a 7-person development team with educational backgrounds from top schools like UChicago, Yale, and USC, and past experience working for companies like Robinhood, Commonstock, Uber, Capital One, Google, IBM, and Adidas, as well as other experience building trading platforms, social media apps, and working with Ethereum smart contracts. All developers are U.S.-based and are direct employees of Hedge.

Registered Principals

John Dillon (Chief Compliance Officer)

John is Hedge's Chief Compliance Officer and has an extensive compliance background with over 30 years of experience in the financial services industry. He started his career as an examiner for the New York Stock Exchange, where he worked for 12 years in the department that would later become FINRA. He later worked as an SVP, heading up compliance teams at Citigroup and Morgan Stanley in New York City, before moving to Atlanta in 2010 to become the Chief Compliance Officer for FSC Securities/AIG Advisor Group. He has also headed up compliance departments for several other broker-dealers & registered investment advisors of various sizes. John has extensive knowledge and hands-on experience with all aspects of the independent broker-dealer and advisory channels.

John Yuhas (Head of Supervision & Operations Manager)

John Yuhas is Hedge's Head of Supervision & Operations Manager, as well as our Registered Options Principal and Municipal Securities Principal. He is responsible for the day-to-day functions of the operations department, a role that includes working with all the custodians, reviewing reports, leading the operations team, and etc. He received his undergraduate degree from Maryville College and his MBA from Mercer University. John holds Series 4, 7, 24, 53, 66, and 99 securities registrations.

Michael Chung (Financial Operations Principal)

Michael Chung is Hedge's Financial Operations Principal (FinOp) in partnership with DFP Partners, where he is a Partner and has worked since joining in 2006. Mr. Chung started his career servicing financial industry clients. During his time at DFP Partners, P.C., Mr. Chung served as FINOP and Chief Financial Officer for a wide variety of Broker-Dealers that engage in private placements, M&A, institutional trading, and business activity under the governance of Exchange Act Rule 15a-6. Mr. Chung's expertise lies with small to medium-sized firms, including start-ups. Mr. Chung is a CPA and FINRA Registered Financial and Operations Principal (Series 27). Mr. Chung is a member of the NYS Society of CPA's Stock Brokerage Committee. He earned a Bachelor of Science in Accounting from CUNY – Queens College.

James Doherty (Principal Operations Officer)

James is Hedge's Principal Operations Officer (POO) and is joining Hedge in partnership with DFP, similar to Michael Chung. James has 25+ years' experience in financial operations, has been in the senior leadership of one of the largest financial service providers of its time, and was member of the New York Stock Exchange (NYSE). After graduating from Fordham University with a B.S. in Finance, James started his career at Bear Stearns in the Stocks and Options Trade Operations Support department, before eventually working his way up to become a Vice President and the Head of Operations at Bear Stearns, before eventually becoming their Institutional Trading Vice President. After leaving Bear Stearns, James worked as an Operations manager and Compliance Officer for a large investment firm, before becoming the Director of Operations and Principal Operations Officer at DFP Partners (formerly SDDco). He holds Series 7, 15, 25, 27, 28, 55, 63, and 99 securities registrations.

Advisory Board







Lukas Linemayr
Streamlined Ventures

Litquidity
Litquidity Capital

Orion Parrott
OrangeDAO

We also have an extensive advisory board made up of financial professionals with decades of experience running investment funds, esteemed university professors, compliance professionals, blockchain experts, and content creators with many millions of followers. This includes (i.) Orion Parrot & the co-founders of OrangeDAO — a decentralized autonomous organization made up of thousands of YC founders; (ii.) Litquidity — a finance content creator with millions of followers and exceptional engagement across a broad range of platforms and content mediums; (iii.) Lukas Linemayr — an investor at Streamlined Ventures and one of the brightest young minds in venture capital; as well as several other individuals with extensive experience in the industry.

Team

	James Doherty	Principal Operations Officer (POO)
	Michael Chung	Financial Operations Principal (FinOp)
	John Yuhas	Head of Supervision & Operations Manager
	John Dillon	Chief Compliance Officer
	Yash Khandelwal	Co-founder and CFO
	Kyle Al-Rawi	Co-founder and CEO

Perks

$100	Exclusive NFT Profile Badges - All Republic investors will receive a special NFT badge they will be able to display on their Hedge profiles and that will grant them special perks and early access to new features.
$500	Reserve a username for your profile on Hedge.
$1,000	12-months free for Hedge Platinum (Hedge's premium subscription)
$2,500	White-glove onboarding onto the platform with a Hedge team member.

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering. |
| **How do I earn a return?** | We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here. |